                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           iLINC COMMUNICATIONS, INC.
              (Name of Subject Company and Filing Person (Issuer))

                   12% Convertible Subordinated Notes Due 2012
                         (Title of Class of Securities)

                                    451724108
                      (CUSIP Number of Class of Securities)

                              James M. Powers, Jr.
      Chairman of Board of Directors, President and Chief Executive Officer
                           iLinc Communications, Inc.
                         2999 N. 44th Street, Suite 650
                                Phoenix, AZ 85018
                                 (602) 952-1200
       (Name, Address and Telephone Number of Person Authorized to Receive
           Notices and Communications on Behalf of the Filing Person)

                                    COPY TO:

                              Richard S. Roth, Esq.
                              Jackson Walker L.L.P.
                          1401 McKinney St, Suite 1900
                                Houston, TX 77010
                                 (713) 752-4209

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                      AMOUNT OF FILING FEE

      $5,625,000                                                   $672.44


* Calculated solely for purposes of determining the filing fee. THE TRANSACTION VALUE ASSUMES THE EXCHANGE OF $5,625,000 IN PRINCIPAL AMOUNT OF THE 12% CONVERTIBLE SUBORDINATED NOTES DUE 2012 THAT ARE SUBJECT TO THE EXCHANGE OFFER AND THE AMENDMENT TO WARRANTS TO PURCHASE 5,625,000 SHARES OF COMMON STOCK OF iLINC COMMUNICATIONS, INC., THE APPROXIMATE AGGREGATE VALUE OF WHICH AS OF MARCH 1, 2005 ($88,201) IS CALCULATED USING THE BLACK-SCHOLES OPTION PRICING MODEL.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

--------------------------------------------------------------------------------
Amount Previously Paid:                   Filing Party:
--------------------------------------------------------------------------------
Form or Registration No.:                 Date Filed:
--------------------------------------------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] Third party tender offer subject to Rule 14d-1.

[X] Issuer tender offer subject to Rule 13e-4.

[ ] Going private transaction subject to Rule 13e-3.

[ ] Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1.  SUMMARY TERM SHEET.

The information set forth in the Offer to Exchange ("Summary"), dated March 1, 2005, and attached hereto as Exhibit (a)(1)(i) (the "Offer to Exchange"), is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is iLinc Communications, Inc., a Delaware corporation (the "Company"), and the address of the Company's principal executive offices is 2999 N. 44th Street, Suite 650, Phoenix, AZ 85018. The Company's telephone number at its principal executive offices is (602) 952-1200.

(b) The information set forth in the Offer to Exchange ("Summary," "Pro Forma Financial Information," "Description of Notes and Warrants," "Description of Capital Stock") is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange ("Market for Common Stock and Notes") is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The filing person is the subject company. The information set forth under
Item 2(a) above is incorporated herein by reference. The information set forth in the Offer to Exchange ("Management") is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

(a) The information set forth in the Offer to Exchange ("The Exchange Offer" and "Material United States Federal Income Tax Consequences") is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange ("Interests of Directors and Officers") is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AMENDMENTS.

(e) None.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information set forth in the Offer to Exchange ("Reason for the Exchange Offer") is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange ("Use of Proceeds") is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange ("Reason for the Exchange Offer") is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the Offer to Exchange ("The Exchange Offer" & "Fees and Expenses") is incorporated herein by reference.

(b) None.

(d) Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in the Offer to Exchange ("Interests of Directors and Officers") is incorporated herein by reference.

(b) None.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) None.

ITEM 10.  FINANCIAL STATEMENTS.

(a) The information set forth in the Offer to Exchange ("Selected Historical Financial Data") is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange ("Unaudited Pro Forma Information") is incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION.

(a)(1) None.

(a)(2) The information set forth in the Offer to Exchange ("Certain Legal Matters; Regulatory Approvals") is incorporated herein by reference.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) None.

(b) Not applicable.

ITEM 12.  EXHIBITS.

(a)(1)(i) Offer to Exchange, dated March 1, 2005.

(a)(1)(ii) Form of Letter of Transmittal.

(a)(1)(iii) Press Release, dated March 2, 2005

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

iLinc Communications, Inc.


By:  /s/ James M. Powers, Jr.
  ---------------------------
Name:    James M. Powers, Jr.
Title:   Chairman of the Board of Directors, President
         and Chief Executive Officer
March 1, 2005

EXHIBIT (a)(1)(i)

                           iLINC COMMUNICATIONS, INC.

                                OFFER TO EXCHANGE
                           COMMON STOCK AND AMENDMENTS
                           TO $3.00 PER SHARE WARRANTS

                                    FOR UP TO
                     $5,625,000 ORIGINAL PRINCIPAL AMOUNT OF
                   12% CONVERTIBLE SUBORDINATED NOTES DUE 2012
                        PLUS ACCRUED AND UNPAID INTEREST

     We are offering to exchange 2,500 shares of our Common Stock ("Common Stock") and to amend the exercise period and exercise price of outstanding $3.00 Warrants (as defined below) held by tendering holders for each $1,000 original principal amount of currently outstanding 12% Convertible Subordinated Notes, due 2012, of iLinc Communications, Inc., CUSIP No. 451724108 (the "Notes"). The Notes were issued in 2002 as part of a private placement (see description below) of Notes and warrants to acquire shares of Common Stock on or before March 29, 2005 with an exercise price of $3.00 per share (the "$3.00 Warrants"). Accrued and unpaid interest due on the outstanding Notes from January 1, 2005 (the prior payment date) to March 29, 2005 equals $162,739. No accrued and aggregate unpaid interest from January 1, 2005 to March 29, 2005, the date tendered Notes are accepted for payment in this Exchange Offer, will be paid.

     Subject to the terms and conditions of the Exchange Offer, we will issue shares of Common Stock in exchange for up to $5,625,000 aggregate principal amount of Notes, representing 100% of the outstanding principal amount of Notes, that are properly tendered and not withdrawn prior to the expiration of the Exchange Offer. Under the existing terms of the Notes, each $1,000 original principal amount of the Notes currently is convertible at the option of the holder into 1,000 shares of Common Stock. The last reported sale price of the Common Stock on February 28, 2005, the last trading day prior to the establishment of the exchange ratio of Common Stock for Notes in this Exchange Offer, was $0.39 per share. The 52-week range of the closing sales price of Common Stock for the period ending the date of this document is $1.37 to $0.35 per share. Each Noteholder must elect to exchange his Note either in its entirety or, if less than the full face value, in increments of at least $25,000.

     As a part of a private placement in 2002 of the Notes, the investors purchased units consisting of Notes and $3.00 Warrants to purchase one share of Common Stock for each $1.00 original principal amount of Notes purchased. The $3.00 Warrants currently expire on March 29, 2005. Those Noteholders who participate in this Exchange Offer will receive, in addition to the aforementioned Common Stock, an extension of the exercise period of their $3.00 Warrants to March 29, 2006, the exercise price will be reduced to $1.20 per share and the redemption price will be reduced to $2.40 per share (the "$3.00 Warrant Amendments"). Should a Noteholder decline to participate in this Exchange Offer, the exercise period of their $3.00 Warrants will expire by their terms on March 29, 2005. Should a Noteholder elect to exchange a portion of their Notes, then the $3.00 Warrant Amendments will apply only to a corresponding portion of their $3.00 Warrants (such number of shares underlying the $3.00 Warrants equal to the same percentage of the total original principal amount of Notes held by a Noteholder represented by the amount of original principal amount of Notes exchanged by such Noteholder in this Exchange Offer).

     THE EXCHANGE OFFER WILL EXPIRE ON FRIDAY, MARCH 29, 2005, AT 5:00 P.M., EASTERN STANDARD TIME, UNLESS EXTENDED AS PROVIDED HEREIN (THE "EXPIRATION DATE").

     We will accept Notes validly tendered for exchange and not withdrawn as of the Expiration Date, upon the terms and conditions set forth herein, by tender of the Note and the accompanying letter of transmittal attached as Exhibit "A" hereto (the "Letter of Transmittal"). Our offer of exchange is not conditioned upon the receipt of any minimum principal amount of Notes. We may therefore accept any portion of the $5,625,000 aggregate principal amount of Notes, and reserve the right to otherwise amend, extend or terminate the Exchange Offer in our sole and absolute discretion. Our offer to exchange and the Letter of Transmittal together constitute the "Exchange Offer." The principal amount of the Notes exchanged together with any accrued but unpaid interest though the Expiration Date will be exchanged for our Common Stock, without payment of that accrued interest.

     SEE "RISK FACTORS" AND "MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES" FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH THE EXCHANGE OFFER.

     You may direct questions and requests for assistance or additional copies of this Exchange Offer, the Letter of Transmittal and other related documents to the Company at the address and telephone number set forth on the back cover page.

     The date of this Exchange Offer is March 1, 2005.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION OR DETERMINED IF THIS DOCUMENT IS ACCURATE OR COMPLETE.

     For convenience, we use "Company," "we," "us," and "ours" to refer to iLinc Communications, Inc. We are not and our Board of Directors is not making any recommendation to you as to whether you should tender or refrain from tendering your Notes. You must make the decision whether to tender your Notes and, if so, the principal amount of Notes to tender.


                    IMPORTANT INFORMATION REGARDING THE OFFER

     We are not aware of any jurisdiction where making the Exchange Offer is not in compliance with applicable law. If we become aware that the Exchange Offer is not in compliance with any jurisdiction's applicable state law, we will make a good faith effort to comply with such state law. If with our good faith efforts, we cannot comply with such state law, the Exchange Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Notes residing in such jurisdiction. If any jurisdiction's securities or blue sky laws require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer shall be deemed to be made on our behalf by one or more registered brokers or dealers licensed under such jurisdiction's laws.

     You should rely only on the information incorporated by reference or provided in this Exchange Offer. We have not authorized anyone to provide you with different information. You should not assume that the information in this Exchange Offer or any supplement is accurate as of any date other than the date on the cover of the document. By tendering your Note, you represent that you are basing your decision solely on this Exchange Offer and your own examination of our Company and the terms of the proposed exchange, including the merits and risks involved. The contents of this Exchange Offer should not be construed as legal, business or tax advice. You should consult your own attorney, business advisor and tax advisor as to such matters.

                      CAUTION AS TO UNAUTHORIZED STATEMENTS

     WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING NOTES UNDER THE EXCHANGE OFFER. WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE EXCHANGE OFFER OTHER THAN THOSE CONTAINED IN THIS EXCHANGE OFFER OR IN THE LETTER OF TRANSMITTAL. DO NOT RELY ON ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATIONS, IF GIVEN OR MADE, AS HAVING BEEN AUTHORIZED BY US.

                                TABLE OF CONTENTS

SUMMARY........................................................................1
THE COMPANY AND ITS BUSINESS...................................................2
SELECTED HISTORICAL FINANCIAL DATA.............................................5
UNAUDITED PRO FORMA INFORMATION................................................6
RISK FACTORS..................................................................12
CAUTION AS TO FORWARD - LOOKING STATEMENTS....................................16
MANAGEMENT....................................................................16
REASONS FOR THE EXCHANGE OFFER................................................17
USE OF PROCEEDS...............................................................17
THE EXCHANGE OFFER............................................................17
DESCRIPTION OF NOTES AND WARRANTS.............................................21
DESCRIPTION OF CAPITAL STOCK..................................................22
MARKET FOR COMMON STOCK AND NOTES.............................................23
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES........................24
CERTAIN SECURITIES LAWS CONSIDERATIONS........................................27
INTERESTS OF DIRECTORS AND OFFICERS...........................................28
CERTAIN LEGAL MATTERS; REGULATORY APPROVALS...................................28
FEES AND EXPENSES.............................................................28
INDEPENDENT AUDITORS..........................................................28
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...............................28
WHERE YOU CAN FIND MORE INFORMATION...........................................28
MISCELLANEOUS.................................................................29

                                     SUMMARY

     This general summary is solely for your convenience. You should read the entire Exchange Offer and the related Letter of Transmittal before you decide whether to participate in the Exchange Offer. The following are some of the questions you may have as a holder of the Notes and answers to those questions.

WHAT SECURITIES ARE SOUGHT IN THE EXCHANGE OFFER?

     We are offering to acquire, in exchange for our shares of Common Stock and the $3.00 Warrant Amendments, up to $5,625,000 aggregate principal amount of 12% Convertible Subordinated Notes, due 2012, of the Company, which represents 100% of the outstanding principal amount of Notes as of the date of this Exchange Offer. The Notes are currently convertible at the option of the holder into 1,000 shares of Common Stock per $1,000 original principal amount. Accrued and unpaid interest due from January 1, 2005 (the prior payment date) until March 29, 2005 for each $1,000 original principal amount of the Notes equals $28.93. No accrued and unpaid interest from January 1,2005 until March 29, 2005, the date tendered Notes are accepted for payment in this Exchange Offer, will be paid.

WHAT SECURITIES ARE BEING OFFERED FOR MY NOTE?

     We are offering to issue 2,500 shares of our Common Stock and the $3.00 Warrant Amendments as to 1,000 underlying shares of Common Stock in exchange for each $1,000 of original principal amount of Notes properly tendered and not withdrawn in the Exchange Offer. On February 28, 2005, the last reported sale price prior to the establishment of the exchange ratio of Common Stock for Notes in the Exchange Offer was $0.39 per share. The 52-week range of closing sales prices for our Common Stock for the period ending on the date of this document is $0.35 to $1.37 per share.

WHAT HAPPENS TO THE WARRANT THAT WAS ISSUED WITH MY NOTE?

     As a part of the private placement in 2002 pursuant to which the Notes were issued, the Company also issued warrants to each of the Note Holders to purchase 5,775,000 shares of the Company's common stock with an exercise price of $3.00 per share. The $3.00 Warrants will expire on their terms on March 29, 2005. In exchange for the Notes, the Company will extend the exercise period of the $3.00 Warrants until March 29, 2006, will reduce the exercise price to $1.20 per share and the redemption price will be reduced to $2.40 per share. Should a Note Holder decline to tender his or her Notes, then the $3.00 Warrants purchased with that Note will expire on their terms on March 29, 2005.

WHY IS THE COMPANY MAKING THE EXCHANGE OFFER?

     We are making this offer to significantly strengthen our capitalization. This exchange will result in the conversion of up to $5,625,000 million of debt into equity. Our strengthened balance sheet will (i) sharply reduce the amount of debt maturities that we are required to repay, (ii) eliminate up to approximately $900,000 in annual cash and non-cash interest expense assuming all of the outstanding Notes are exchanged and (iii) likely improve our access to the capital markets. Our improved financial flexibility should better position us to capitalize on the continued strength in our business. The Exchange Offer will provide you with the opportunity to receive significantly more shares of Common Stock than you are currently entitled to by converting the Notes.

WILL THE COMMON STOCK BE LISTED FOR TRADING?

     Our Common Stock is listed for trading on the American Stock Exchange under the symbol "ILC." The shares that would have been issued upon conversion of the Notes at the original conversion price are currently listed. We will apply for listing on the American Stock Exchange of the additional shares of Common Stock that would be issued in the Exchange Offer and we expect our application to be approved before the Expiration Date.

WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES TO ME OF PARTICIPATING IN THE EXCHANGE OFFER?

     The Exchange Offer should constitute a nontaxable exchange for U.S. federal income tax purposes. Accordingly, you should not recognize gain (or loss) upon the receipt of Common Stock in exchange for the Notes or upon the receipt of $1.20 Warrants. See "Federal Income Tax Consequences."

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER MY NOTE?

     You will have until Friday, March 29, 2005, at 5:00 p.m., Eastern Standard Time, unless we extend the Exchange Offer. See "The Exchange Offer." However, in order to process your request before the Expiration Date, please make sure you tender your Notes to us with sufficient time for processing.

HOW DO I TENDER MY NOTE?

     To tender your Notes, you must transmit a properly completed and duly executed Letter of Transmittal, or a facsimile thereof, to the Company prior to the Expiration Date. See "The Exchange Offer"

UNTIL WHEN MAY I WITHDRAW PREVIOUSLY TENDERED NOTES?

     You may withdraw tendered Notes at any time prior to the Expiration Date. See "The Exchange Offer."

WHOM CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE EXCHANGE OFFER?

     If you have questions regarding the mechanics of or the timing of events in the Exchange Offer, please contact:

     iLinc Communications, Inc.
     2999 N. 44th Street, Suite 650
     Phoenix, Arizona 85018
     Telephone: (602) 952-1200
     Attention: James M. Powers, Jr., Chairman, President & CEO

     For a complete description of the Common Stock and Notes, see "Description of Common Stock," "Description of Notes," "Material United States Federal Income Tax Consequences," and "Certain Securities Law Considerations" and the Appendix.

     See "Risk Factors" for a discussion of risks relating to the exchange offer and the ownership of our common stock.

WHAT ARE THE DIFFERENCES IN MY RIGHTS AS A RESULT OF THE EXCHANGE OFFER?

     By participating in the Exchange Offer, you will forego your rights to future and accrued and unpaid interest on your Notes as well as your rights as a creditor of the Company. However, if you participate in the Exchange Offer you will become a holder of Common Stock and be entitled to full voting rights with respect to the shares issued and receive the $3.00 Warrant Amendments. See "Risk Factors," "Description of Common Stock" and "Description of Notes."


                          THE COMPANY AND ITS BUSINESS

OVERVIEW

     Headquartered in Phoenix, Arizona, iLinc Communications, Inc. is a provider of Web conferencing, audio conferencing and collaboration software and services. Our four-product iLinc Suite (which includes LearnLinc, MeetingLinc, ConferenceLinc, and SupportLinc), is an award winning virtual classroom, Web conferencing and collaboration suite of software. With our Web collaboration, conferencing and virtual classroom products, we provide simple, reliable and cost-effective tools for remote presentations, meetings and online events. Our software is based on a proprietary architecture and code that finds its origins as far back as 1994, in what we believe to be the beginnings of the Web collaboration industry. Versions of the iLinc Suite have been translated into six languages, and it is currently available in version 7.6. Our customers may choose from several different pricing options for the iLinc Suite, and may receive our products on a stand-alone basis or integrated with one or a number of our other award-winning products, depending upon their needs. Uses for our four-product suite of Web collaboration software include online business meetings, sales presentations, employee training sessions, product demonstrations and technical support assistance. We sell our software solutions to large and medium-sized corporations inside and outside of the Fortune 1000, targeting certain vertical markets. We market our products using a direct sales force and a distribution channel consisting of authorized agents and value-added resellers. We allow customers to choose between purchasing a perpetual license or subscribing to a term license to our products, providing for flexibility in pricing and payment methods.

PRODUCTS AND SERVICES

               WEB CONFERENCING AND WEB COLLABORATION

     The iLinc Suite(TM) is a four product suite of software that addresses the four most common business collaboration needs.

     LearnLinc(TM) is an Internet-based software platform that provides for training and education of remote students. With LearnLinc, instructors and students can collaborate and learn remotely providing a learning environment that replicates traditional instructor-led classes. Instructors can create courses and classes, add varied agenda items, enroll students, deliver live instruction, and deliver content that includes audio, video, and interactive multimedia. In combination with TestLinc(TM), LearnLinc permits users to administer comprehensive tests, organize multiple simultaneous breakout sessions and record, edit, play back and archive entire sessions for future use.

     MeetingLinc(TM) is an online collaboration software that facilitates the sharing of documents, PowerPoint(TM) presentations, graphics and applications between meeting participants without leaving their desks. MeetingLinc allows business professionals, government employees, and educators to communicate more effectively and economically through interactive online meetings using voice-over-IP technology to avoid the expense of travel and long distance charges. MeetingLinc allows remote participants to: give presentations, demonstrate their products and services, annotate on virtual whiteboards, edit documents simultaneously, and take meeting participants on a Web tour. Like all of the Web collaboration products in the suite, MeetingLinc includes integrated voice and video conferencing services.

     ConferenceLinc(TM) is a presentation software that delivers the message in a one-to-many format providing professional management of Web conferencing events. ConferenceLinc manages events such as earnings announcements, press briefings, new product announcements, corporate internal mass communications and external marketing events. ConferenceLinc is built on the MeetingLinc software platform and code to combine the best interactive features with an easy to use interface providing meaningful and measurable results to presenters and participants alike. Its design includes features that take the hassle out of planning, and supporting a hosted Web seminar. ConferenceLinc includes automatic email invitations, "one-click join" capabilities, online confirmations, update notifications, and customized attendee registration. With ConferenceLinc, presenters may not only present content, but may also gain audience feedback using real-time polling, live chat, question and answer sessions, and post-event assessments. The entire presentation is easily recordable for viewing offline and review after the show with the recorder capturing the content and the audio, video, and participant feedback.

     SupportLinc(TM) is an online technical support and customer sales support software that gives customer service organizations the ability to provide remote hands-on support for products, systems, or software applications. SupportLinc manages the support call volume and enhances the effectiveness of traditional telephone-based customer support systems. SupportLinc's custom interface is designed to be simple to use so as to improve the interaction and level of support for both customers and their technical support agents.

     AUDIO CONFERENCING

     Through its acquisition of Glyphics in June 2004, the Company now also delivers comprehensive audio conferencing solutions that help businesses provide virtual meetings, corporate events, distance learning programs, and daily conference calls. Our audio conferencing offering includes a wide array of services and products that include the following:

     o Audio On-Demand (no reservations needed): With pre-established calling accounts for each user, customers can create or participate in conference calls with no advance notice, 24/7;

     o Reserved Automated: The solution for recurring calls, each participant has a permanent number and passcode;

     o Operator Assisted: This service includes an iLinc conference operator to host, monitor, and coordinate the call; and,

     o Online Seminars: Support for online Web presentations with high-touch professionally managed events.

     Customers may purchase our audio conferencing products and services without an annual contract commitment on a monthly recurring usage basis, and often subscribe for a fixed per minute rate.

SALES & MARKETING

     Our marketing plan incorporates public relations, tradeshows, Web events, Web marketing initiatives and direct marketing (mail and email) efforts specifically at the target verticals - messaged in campaigns that speak to the needs of these industries. The goals of this strategy are to increase our market share in the selected markets, target marketing dollars more efficiently, sell away from the competition, align sales, marketing, and product development and creating customer value to prevent future displacement threats.

     Our direct sales team is organized by geographic territory and is broken down into distinct groups; one focuses upon organizations with fewer than 1,000 employees and one on organizations with 1,000 or more employees. We have a dedicated audio event services sales team that focuses on large high-touch professionally-managed events. All of these direct sales groups focus their outbound activity within our specific identified vertical markets that include financial services, high technology, and professional service organizations. We believe that the target vertical markets meet four specific criteria: there is an established customer base in that target market; our product feature set is specifically appropriate for the needs of that target market; analysts have identified a need within that target market for increasing use of Web conferencing; and we have the potential to capture a significant portion of that target market.

     In addition to our direct sales team efforts, iLinc has formed relationships with several organizations that market and sell our products and services through their sales distribution channels. The relationships can be categorized into authorized agents and value added resellers that actively sell the products on a co-branded or private branded basis. As of March 1, 2005, we had over 120 individuals and organizations selling our products, on a non-exclusive basis. Twenty eight of our partners providing indirect sales in 12 countries outside North America, including the United Kingdom, Spain, Italy, Israel, Germany, Australia, Costa Rica, Columbia and Japan. Our domestic and international VAR network provides sales of iLinc in markets such the education and government markets, as well as international markets, where we do not have a direct sales presence.

CUSTOMERS

     Our corporate customer list includes those inside and outside of the Fortune 1000 with notable customers in financial services such as Aetna, Guardian Life Insurance, JP Morgan Chase, Travelers Insurance, and Wells Fargo; high tech with customers such as California Software, Qualcomm, Sabre, and Xerox, and professional services organizations such as EDS, Greenburg Traurig and McKinsey Consulting. We also have a significant number of higher educational organizations including The State University of New York, Kent State University, Tulane and 23 other major universities that use our products. Our reach includes customers both within the United States, Canada, Mexico, and outside North America in 13 other countries.

RESEARCH & DEVELOPMENT

     We invested a substantial portion of its working capital and resources in the continued development of its e-Learning software and technologies. We employ full-time engineers, programmers and developers, that are located in Troy, New York and Phoenix, Arizona, who are constantly focused on developing new features and enhancements to our existing software offering and expanding that offering with new products and services. The primary focus of our research and development efforts are on improving the functionality and performance of the iLinc Suite as well as developing new features that meet changing market demands. In the 2003 fiscal year, we invested over $3.2 million in direct and indirect research and development activities, and invested over $2.7 million for the 2004 fiscal year. We expect to continue to make significant investments in research and development for the next several years.

                       SELECTED HISTORICAL FINANCIAL DATA

     The selected summary financial data as of March 31, 2004, March 31, 2003, and March 31, 2002 for each of the three years in the period ended March 31, 2004, March 31, 2003, and March 31, 2002 set forth below are derived from our audited consolidated financial statements. That selected summary financial information should be read in conjunction with our financial statements and related notes thereto presented in our annual report on Form 10-K for the year ended March 31, 2004. The selected summary financial data as of December 31, 2004 and for the nine months ending December 31, 2004 was derived from our unaudited consolidated financial statements. The historical summary financial information is not necessarily indicative of the results of future operations and should be read in conjunction with our historical consolidated financial statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the annual report on Form 10-K for the year ended March 31, 2004 and our most recent quarterly report on Form 10-Q for the nine months ending December 31, 2004.

STATEMENT OF OPERATIONS DATA:                          NINE MONTHS ENDED   YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                          DECEMBER 31,      MARCH 31,       MARCH 31,       MARCH 31,
                                                              2004            2004            2003            2002
                                                          ------------    ------------    ------------    ------------
Revenues
  Licenses ............................................   $      2,343    $      2,241    $        447    $         92
  Service and maintenance .............................          4,930           3,665           3,629           2,590
                                                          ------------    ------------    ------------    ------------
    Total revenue .....................................          7,273           5,906           4,076           2,682
Operating expenses ....................................         10,240           7,293           6,748           3,446
                                                          ------------    ------------    ------------    ------------
Loss from operations ..................................         (2,967)         (1,387)         (2,672)           (764)
                                                          ------------    ------------    ------------    ------------
Loss from continuing operations before income taxes ...         (4,417)         (2,293)         (3,889)         (1,062)
Income tax expense ....................................             --              --              --              --
                                                          ------------    ------------    ------------    ------------
Loss from continuing operations .......................         (4,417)         (2,293)         (3,889)         (1,062)
Income (loss) from discontinued operations ............             15             275             133           6,867
                                                          ------------    ------------    ------------    ------------
Net income (loss) .....................................         (4,402)         (2,018)         (3,756)          5,805
Preferred stock dividends .............................            (81)            (75)             --              --
Imputed preferred stock dividends .....................             --            (247)             --              --
                                                          ------------    ------------    ------------    ------------
Income (loss) available to common shareholders ........   $     (4,483)   $     (2,340)   $     (3,756)   $      5,805
                                                          ============    ============    ============    ============

Earnings (loss) per common share - basic and
  diluted
  From continuing operations ..........................   $      (0.20)   $      (0.16)   $      (0.25)   $      (0.09)
  From discontinued operations ........................             --            0.02            0.01            0.50
                                                          ------------    ------------    ------------    ------------
  Net earnings (loss) per common share ................   $      (0.20)   $      (0.14)   $      (0.24)   $       0.49
                                                          ============    ============    ============    ============

BALANCE SHEET DATA:
Cash and cash equivalents .............................   $        418    $        292    $        409    $      1,498
Working capital (deficit) .............................         (3,564)         (3,113)         (2,984)         (1,538)
Assets of discontinued operations .....................             93             301             620           7,350
Total assets ..........................................         17,412          12,460          12,423          15,587
Long-term debt, less current maturities ...............          8,824           6,404           7,901           7,361
Long-term debt discount ...............................         (2,240)         (1,960)         (2,038)         (2,264)
Liabilities of discontinued operations ................             --              --              --              --
Total shareholders' equity (deficit) ..................          4,605           3,366           2,320           4,666

                           iLINC COMMUNICATIONS, INC.
                         UNAUDITED PRO FORMA INFORMATION


     The unaudited pro forma consolidated balance sheet as December 31, 2004, has been prepared as of December 31, 2004 to reflect the effect of the exchange of (i) the entire outstanding principal balance of $5,625,000, and alternatively
ii) one-half of the outstanding principal of $2,812,500. The unaudited pro forma consolidated statement of operations presents the results of operations the Company for the twelve months ending March 31, 2004 and the nine months ended December 31, 2004 to reflect the effect of the exchange of (i) the entire outstanding principal balance of $5,625,000, and alternatively ii) one-half of the outstanding principal of $2,812,500, as if the exchange offer had been consummated at the beginning of that period.

     In the period that the Notes are exchanged and the Exchange Offer is consummated, and assuming a closing price of Common Stock on March 29, 2005 of $0.40 per share, the Company will incur conversion expense of $3,375,000, additional warrant amortization expense of $88,201, a write off of the previous beneficial conversion feature associated with the Notes of $789,063, and a write off of the previous unamortized debt discount of $789,133, if all of the $5,625,000 in principal balance participate in the exchange. Additionally, in the period that the Notes are exchanged and the Exchange Offer is consummated, and assuming a closing price of $0.40 per share, the Company will record an increase equity of $4,054,511 if all of the $5,625,000 in principal balance participate in the exchange. Such loss will be recorded in accordance with Statement of Financial Accounting Standard No. 84, Induced Conversions of Convertible Debt. The Statement requires the recognition of an expense equal to the fair value of additional shares of common stock issued in excess of the number of shares that would have been issued under the original terms of the notes. We expect to record the loss in the quarter in which the Exchange Offer is consummated.

     The unaudited pro forma consolidated information was prepared based on the historical consolidated financial statements. The unaudited pro forma consolidated financial statements and the notes thereto should be read in conjunction with the historical consolidated financial statements and related notes. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma consolidated financial information is not necessarily indicative of what our results would have been if the Exchange Offer actually had occurred as of the dates indicated or of what our future operating results will be.

                           iLinc Communications, Inc.
        Unaudited Condensed Pro Forma Balance Sheet at December 31, 2004
                    Assuming $5.625 million of debt converts

                                                                                December 31, 2004
                                                                                   (unaudited)      Pro Forma      December 31, 2004
                                                                                   as reported     Adjustments         Pro Forma
                                                                                   ------------    ------------      ------------
ASSETS
Total assets                                                                       $     17,412    $         --      $     17,412
                                                                                   ============    ============      ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Total current liabilities                                                          $      6,117    $         --      $      6,117
Long term debt and Capital lease liabilites,
               less current maturities, net                                               6,690          (4,028) 1)         2,662
                                                                                   ------------    ------------      ------------
                                 Total liabilities                                       12,807          (4,028)            8,779
                                                                                   ------------    ------------      ------------

Shareholders' Equity:
               Preferred stock
               Common stock                                                                  26              14  2)            40
               Additional paid-in capital                                                42,161           5,611  3)        51,881
                                                                                                          3,966  4)
                                                                                                            143  5)
               Accumulated deficit                                                      (36,174)         (5,706) 6)       (41,880)
               Less: treasury shares                                                     (1,408)                           (1,408)
                                                                                   ------------    ------------      ------------
                                 Total shareholders' equity                               4,605           4,028             8,633
                                                                                   ------------    ------------      ------------

                                 Total liabilities and shareholders' equity        $     17,412    $         --      $     17,412
                                                                                   ============    ============      ============

1) Amount represents conversion of $5.625 million of debt, net of discount and beneficial conversion feature of warrant.

2) Amount represents conversion of $5.625 million of debt to common stock at a ratio of 2.5 shares per $1 of debt.

3) Amount represents conversion of $5.625 million of debt, net of par value of shares issued.

4) Amount represents the loss realized on conversion of $5.625 million of 12% Convertible Notes into Common Stock on a pro forma basis, assuming the conversion took place on December 31, 2004 (original conversion price of $1.00) in accordance with SFAS No. 84. The actual loss will be based on the market price on the date of the actual conversion.

5) Amount represents the fair value of the warrants to be issued in connection with the conversion (by virtue of amendment of existing warrants). The warrants will be amended to change the exercise price to $1.20 per underlying share for each dollar of debt converted. One warrant, redeemable at $1.20, will be issued for each dollar of debt converted (by virtue of amendment of existing warrants). The fair value of the warrants on a pro forma basis was estimated using a Black-Scholes pricing model with the following assumptions: contractual and expected life of one year, volatility of 77%, dividend yield of 0%, and a risk-free rate of 2.77%.

6) Amount represents the adjustment to accumulated deficit for the conversion expense, warrant expense, write-off of discount on converted debt, and write-off of beneficial conversion feature of warrants attached to converted debt.

                           iLinc Communications, Inc.
                  Unaudited Condensed Pro Forma Profit And Loss
                        For The Year Ended March 31, 2004
                   and The Nine Months Ended December 31, 2004
                     Assumes $5.625 Million Of Debt Converts

                                                                                        Nine Months                     Nine Months
                                                                                           Ended                           Ended
                                         Year Ended                       Year Ended    December 31,                    December 31,
                                        March 31, 2004   Pro Forma      March 31, 2004     2004        Pro Forma            2004
                                         as reported    Adjustments       Pro Forma     as reported    Adjustments       Pro Forma
                                         -----------    -----------      -----------    -----------    -----------      -----------
Total revenue                            $     5,906    $        --      $     5,906    $     7,273    $        --      $     7,273

Total Operating expenses                       7,293            212  1)        7,505         10,240                          10,240
                                         -----------    -----------      -----------    -----------    -----------      -----------

Loss from operations                          (1,387)          (212)          (1,599)        (2,967)            --           (2,967)

Interest expense                              (1,233)        (1,811) 2)       (2,147)        (1,514)           673  4)         (841)
                                                                897  4)

Other income (expense)                           327         (2,953) 3)       (2,626)            64                              64
                                         -----------    -----------      -----------    -----------    -----------      -----------

Loss from continuing operations          $    (2,293)   $    (4,079)     $    (6,372)   $    (4,417)   $       673      $    (3,744)
                                         ===========    ===========      ===========    ===========    ===========      ===========

Income (loss) available to common
  shareholders                           $    (2,340)   $    (4,079)     $    (6,419)   $    (4,483)   $    (4,079)     $    (6,419)
                                         ===========    ===========      ===========    ===========    ===========      ===========

Earnings (loss) per common share,
  basic and diluted                      $     (0.14)                    $     (0.21)   $     (0.20)                    $     (0.17)
                                         ===========                     ===========    ===========                     ===========

Number of shares used in calculation of
earnings (loss) per basic and diluted:        16,743         14,063  5)       30,806         22,858         14,063  5)       36,921
                                         ===========    ===========      ===========    ===========    ===========      ===========

1) Amount represents the fair value of the warrants to be issued in connection with the conversion (by virtue of amendment of existing warrants). The warrants will be amended to change the exercise price to $1.20 per underlying share for each dollar of debt converted. One warrant, redeemable at $1.20, will be issued for each dollar of debt converted (by virtue of amendment of existing warrants). The fair value of the warrants, on a pro forma basis was estimated using a Black-Scholes pricing model with the following assumptions: contractual and expected life of one year, volatility of 106%, dividend yield of 0%, and a risk-free rate of 1.19%.

2) Amount represents the write-off of the unamortized discount on the converted debt and the write-off of the unamortized beneficial conversion feature on the warrants attached to the converted debt.

3) Amount represents the loss realized on conversion of $5.625 million of 12% Convertible Notes into Common Stock on a pro forma basis, assuming the conversion took place on April 1, 2003 (original conversion price of $1.00) in accordance with SFAS No. 84. The actual loss will be based on the market price on the date of the actual conversion.

4) Amount represents the elimination of cash and noncash interest on $5.625 million of converted debt.

5) Common stock exchanged for the retirement of $5.625 million of 12% Convertible Notes.

                           iLinc Communications, Inc.
        Unaudited Condensed Pro Forma Balance Sheet at December 31, 2004
                    Assuming $2.8125 million of debt converts


                                                                                December 31, 2004
                                                                                   (unaudited)       Pro Forma    December 31, 2004
                                                                                   as reported      Adjustments       Pro Forma
                                                                                   ------------    ------------      ------------
ASSETS
Total assets                                                                       $     17,412    $         --      $     17,412
                                                                                   ============    ============      ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Total current liabilities                                                          $      6,117    $         --      $      6,117
Long term debt and Capital lease liabilites,
               less current maturities, net                                               6,690          (2,015) 1)         4,675
                                                                                   ------------    ------------      ------------
                                    Total liabilities                                    12,807          (2,015)           10,792
                                                                                   ------------    ------------      ------------

Shareholders' Equity:
               Preferred stock
               Common stock                                                                  26               7  2)            33
               Additional paid-in capital                                                42,161           2,805  3)        47,020
                                                                                                          1,983  4)
                                                                                                             71  5)
               Accumulated deficit                                                      (36,174)         (2,851) 6)       (39,025)
               Less: treasury shares                                                     (1,408)                           (1,408)
                                                                                   ------------    ------------      ------------
                                    Total shareholders' equity                            4,605           2,015             6,620
                                                                                   ------------    ------------      ------------

                                    Total liabilities and shareholders' equity     $     17,412    $         --      $     17,412
                                                                                   ============    ============      ============

1) Amount represents conversion of $2.8125 million of debt, net of discount and beneficial conversion feature of warrant.

2) Amount represents conversion of $2.8125 million of debt to common stock at a ratio of 2.5 shares per $1 of debt.

3) Amount represents conversion of $2.8125 million of debt, net of par value of shares issued.

4) Amount represents the loss realized on conversion of $2.8125 million of 12% Convertible Notes into Common Stock on a pro forma basis, assuming the conversion took place on December 31, 2004 (original conversion price of $1.00), in accordance with SFAS No. 84. The actual loss will be based on the market price on the date of the actual conversion.

5) Amount represents the fair value of the warrants to be issued in connection with the conversion (by virtue of amendment of existing warrants). The warrants will be amended to change the exercise price to $1.20 per underlying share for each dollar of debt converted. One warrant, redeemable at $1.20, will be issued for each dollar of debt converted (by virtue of amendment of existing warrants). The fair value of the warrants, on a pro forma basis was estimated using a Black-Scholes pricing model with the following assumptions: contractual and expected life of one year, volatility of 77%, dividend yield of 0%, and a risk-free rate of 2.77%.

6) Amount represents the adjustment to accumulated deficit for the conversion expense, warrant expense, write-off of discount on converted debt, and write-off of beneficial conversion feature of warrants attached to converted debt.

                           iLinc Communications, Inc.
                  Unaudited Condensed Pro Forma Profit and Loss
                        For The Year Ended March 31, 2004
                   and the nine months ended December 31, 2004
                    Assumes $2.8125 million of debt converts

                                                                                        Nine Months                     Nine Months
                                                                                           Ended                           Ended
                                          Year Ended                      Year Ended    December 31,                    December 31,
                                        March 31, 2004   Pro Forma      March 31, 2004     2004         Pro Forma          2004
                                         as reported    Adjustments       Pro Forma     as reported    Adjustments       Pro Forma
                                         -----------    -----------      -----------    -----------    -----------      -----------
Total revenue                            $     5,906    $        --      $     5,906    $     7,273    $        --      $     7,273

Total Operating expenses                       7,293            106  1)        7,399         10,240                          10,240
                                         -----------    -----------      -----------    -----------    -----------      -----------

Loss from operations                          (1,387)          (106)          (1,493)        (2,967)            --           (2,967)

Interest expense                              (1,233)          (906) 2)       (1,690)        (1,514)           337  4)       (1,177)
                                                                449  4)

Other income (expense)                           327         (1,477) 3)       (1,150)            64                              64
                                         -----------    -----------      -----------    -----------    -----------      -----------

Loss from continuing operations          $    (2,293)   $    (2,040)     $    (4,333)   $    (4,417)   $       337      $    (4,080)
                                         ===========    ===========      ===========    ===========    ===========      ===========

Income (loss) available to common
   shareholders                          $    (2,340)   $    (4,079)     $    (6,419)   $    (4,483)   $    (4,079)     $    (6,419)
                                         ===========    ===========      ===========    ===========    ===========      ===========

Earnings (loss) per common share,
   basic and diluted                     $     (0.14)                    $     (0.27)   $     (0.20)                    $     (0.21)
                                         ===========                     ===========    ===========                     ===========

Number of shares used in calculation of
earnings (loss) per basic and diluted:        16,743          7,031  5)       23,774         22,858          7,031  5)       29,889
                                         ===========    ===========      ===========    ===========    ===========      ===========

1) Amount represents the fair value of the warrants to be issued in connection with the conversion (by virtue of amendment of existing warrants). The warrants will be amended to change the exercise price to $1.20 per underlying share for each dollar of debt converted. One warrant, redeemable at $1.20, will be issued for each dollar of debt converted (by virtue of amendment of existing warrants). The fair value of the warrants, on a pro forma basis was estimated using a Black-Scholes pricing model with the following assumptions: contractual and expected life of one year, volatility of 106%, dividend yield of 0%, and a risk-free rate of 1.19%.

2) Amount represents the write-off of the unamortized discount on the converted debt and the write-off of the unamortized beneficial conversion feature on the warrants attached to the converted debt.

3) Amount represents the loss realized on conversion of $2.8125 million of 12% Convertible Notes into Common Stock on a pro forma basis, assuming the conversion took place on April 1, 2003 (original conversion price of $1.00), in accordance with SFAS No. 84. The actual loss will be based on the market price on the date of the actual conversion.

4) Amount represents the elimination of cash and noncash interest on $2.8125 million of converted debt.

5) Common stock exchanged for the retirement of $2.8125 million of 12% Convertible Notes.

                             Debt Conversion Summary

                                             Assuming $5.625 million             Assuming $2.8125 million
                                         participate in the Exchange Offer   participate in the Exchange Offer
                                         ---------------------------------   ---------------------------------
Conversion will result in the following one-time charges to operations at conversion date:

Conversion expense                                 $   3,375,000                      $   1,687,500
Warrant expense                                           88,201                             44,100
Write-off of unamortized
    debt discount                                        789,133                            394,567
Write-off of unamortized
    beneficial conversion feature                        789,063                            394,532
                                         ---------------------------------   ---------------------------------
                                  Total:           $   5,041,397                      $   2,520,699
                                         =================================   =================================

Conversion will result in the following net increase to equity:

Additional common stock                            $      14,063                      $       7,031
Additional paid-in capital                             9,081,845                          4,540,923
Less charges to retained earnings                     (5,041,397)                        (2,520,699)
                                         ---------------------------------   ---------------------------------
                                  Total:           $   4,054,511                      $   2,027,255
                                         =================================   =================================

Conversion will result in the following cash and noncash annual interest savings:

Cash                                               $     665,748                      $     332,874
Noncash                                                  222,468                            111,234
                                         ---------------------------------   ---------------------------------
                                  Total:           $     888,216                      $     444,108
                                         =================================   =================================

Conversion will result in the issuance of the following number of shares:

Common stock                      Total:              14,062,500                          7,031,250
                                         =================================   =================================

Note:
These amounts were calculated as if the conversion occurred on 3/29/05 using an assumed closing price of Common Stock on March 29, 2005 of $0.40 per share. Actual amounts for the warrant and conversion expenses will depend on the fair market price of the stock using the closing price on the date of consummation of the Exchange Offer.

                                  RISK FACTORS

     You should carefully consider the risks described below. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could be adversely affected.

RISKS SPECIFIC TO THIS EXCHANGE OFFER

THERE ARE GREATER FINANCIAL RISKS ASSOCIATED WITH THE OWNERSHIP OF COMMON STOCK THAN WITH OWNERSHIP OF DEBT INSTRUMENTS.

     In the event of our dissolution or the liquidation of our assets, under Delaware law, our obligations to creditors under its debt instruments, such as the Notes, receive priority in the distribution of our assets. If any assets are remaining after distribution to such creditors, then only those remaining assets may be distributed pro rata to the holders of our Common Stock.

THERE ARE RISKS ASSOCIATED WITH THE CONCENTRATED OWNERSHIP OF OUR COMMON STOCK.

     Any sales of substantial amounts of our Common Stock in the public market, or the perception that such sales might occur, could lower the price of our Common Stock. We have entered into a registration rights agreement with various holders of our common stock, including the 1,634,550 shares that were issued as a part of a recent senior debt offering. Those registration rights could cause us to file a registration statement, which would allow the holders to freely sell our shares on the open market at an undetermined point in the future.

THERE ARE RISKS ASSOCIATED WITH NOT CONVERTING THE NOTES INTO COMMON STOCK. WE MAY BE UNABLE TO MEET OUR PAYMENT OBLIGATIONS ON THE NOTES AT MATURITY.

     If $5,625,00 in aggregate principal amount of the outstanding Notes are not tendered in the Exchange Offer, then the Company may not be able to pay the amounts due on the outstanding Notes as they mature.

OUR CONTINUED OPERATIONS ARE SUBJECT TO A NUMBER OF RISKS WHICH MAY AFFECT THE PRICE OF OUR COMMON STOCK IN THE FUTURE.

WE HAVE A LIMITED OPERATING HISTORY, WHICH MAKES IT DIFFICULT TO EVALUATE OUR BUSINESS.

     We have a limited operating history in the Web conferencing and audio conferencing business. While the organizations that we have acquired have been engaged in their respective business for over five years, we only recently acquired those assets and have undertaken to integrate their assets into our operations at varying levels. Since the acquisition of these businesses, we have made significant changes to our product mix and service mix, our growth strategies, our sales and marketing plans, and other operational matters. As a result, it may be difficult to evaluate an investment in our company. Given our recent investment in technology, we cannot be certain that our business model and future operating performance will yield the results that we intend. In addition, the competitive and rapidly changing nature of the Web conferencing and audio conferencing markets makes it difficult for us to predict future results. Our business strategy may be unsuccessful and we may be unable to address the risks we face.

WE FACE RISKS INHERENT IN INTERNET-RELATED BUSINESSES AND MAY BE UNSUCCESSFUL IN ADDRESSING THESE RISKS.

     We face risks frequently encountered by companies in new and rapidly evolving markets such as Web conferencing and audio conferencing. We may fail to adequately address these risks and, as a consequence, our business may suffer. To address these risks among others, we must successfully introduce and attract new customers to our products and services; successfully implement our sales and marketing strategy to generate sufficient sales and revenues to achieve or sustain operations; foster existing relationships with our existing customers to provide for continued or recurring business and cash flow; and, successfully address and establish new products and technologies as new markets develop. We may not be able to sufficiently access, address and overcome risks inherent in our business strategy.

OUR QUARTERLY OPERATING RESULTS ARE UNCERTAIN AND MAY FLUCTUATE SIGNIFICANTLY.

     Our operating results have varied significantly from quarter to quarter and are likely to continue to fluctuate as a result of a variety of factors, many of which we cannot control. Factors that may adversely affect our quarterly operating results include: the size and timing of product orders; the mix of revenue from custom services and software products; the market acceptance of our products and services; our ability to develop and market new products in a timely manner and the market acceptance of these new products; the timing of revenues and expenses relating to our product sales; and, the timing of revenue recognition. Expense levels are based, in part, on expectations as to future revenue and to a large extent are fixed in the short term. To the extent we are unable to predict future revenue accurately, we may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall.

WE HAVE SIGNIFICANT OPERATING LOSSES, HAVE LIMITED FINANCIAL RESOURCES, AND MAY NOT BECOME PROFITABLE.

     We have incurred substantial operating losses and have limited financial resources at our disposal. We have long-term obligations that we will not be able to satisfy without additional debt and/or equity capital and/or ultimately generating profits and cash flows from our Web conferencing and audio conferencing operations. If we are unable to achieve profitability in the near future, we will face increasing demands for capital and liquidity. We may not be successful in raising additional debt or equity capital and may not become profitable in the short term or not at all. As a result, we may not have sufficient financial resources to satisfy our obligations as they come due in the short term including quarterly payments of the interest on the Notes.

OUR AUDITORS HAVE EXPRESSED SUBSTANTIAL DOUBT AS TO OUR ABILITY TO CONTINUE AS A GOING CONCERN.

     Our consolidated financial statements have been prepared on a basis which assumes that we will continue as a going concern and which contemplates the realization of our assets and the satisfaction of our liabilities and commitments in the normal course of business. We have a significant working capital deficiency, and have historically suffered substantial recurring losses and negative cash flows from operations. These factors, among others, and the limited operating history as a Web conferencing and audio conferencing company have caused our auditors to conclude in their report regarding our most recent audited financial statements that there is substantial doubt as to our ability to continue as a going concern. Our plans with regard to these factors include continued development, marketing and licensing of our Web Conferencing and audio conferencing products and services through both internal growth and acquisition. Although we continue to pursue these plans, there is no assurance that we will be successful in obtaining sufficient revenues from our products and services to provide adequate cash flows to sustain operations. Our continuation is dependent on our ability to raise additional equity or debt capital, to increase our Web conferencing and audio conferencing revenues, to generate positive cash flows from operations and to achieve profitability. The consolidated financial statements do not include any adjustments related to the recoverability of assets and classification of liabilities that might result from the outcome of this uncertainty.

LISTING QUALIFICATIONS MAY NOT BE MET.

     The American Stock Exchange's continued listing standards require that the Company maintain stockholder's equity of at least $4.0 million if the Company has losses from continuing operations and/or net losses in three of its four most recent fiscal years. While the Company has sustained losses in three of its four most recent fiscal years it has as of the date of this report stockholder's equity in excess of the $4.0 million requirement. If in the future, the Company fails to maintain a sufficient level of stockholder's equity in compliance with those and other listing standards of the American Stock Exchange then the Company would be required to submit a plan to the American Stock Exchange describing how it intended to regain compliance with the requirements.

DILUTION TO EXISTING STOCKHOLDERS IS LIKELY TO OCCUR UPON ISSUANCE OF SHARES WE HAVE RESERVED FOR FUTURE ISSUANCE.

     On December 31, 2004, 25,578,350 shares of our common stock were issued, of which 1,432,412 were held in treasury, and 21,066,512 additional shares of our common stock were reserved for issuance. The issuance of additional shares of common stock in the Exchange Offer will reduce the percentage ownership of existing stockholders in the Company. The existence of these reserved shares coupled with other factors, such as the relatively small public float, could adversely affect prevailing market prices for our common stock and our ability to raise capital through an offering of equity securities.

THE LOSS OF THE SERVICES OF OUR SENIOR EXECUTIVES AND KEY PERSONNEL WOULD LIKELY CAUSE OUR BUSINESS TO SUFFER.

     Our success depends to a significant degree on the performance of our senior management team. The loss of any of these individuals could harm our business. We do not maintain key person life insurance for any officers or key employees other than on the life of James M. Powers, Jr., our Chairman, President and CEO, with that policy providing a death benefit to the Company of $1.0 million. Our success also depends on the ability to attract, integrate, motivate and retain additional highly skilled technical, sales and marketing, and professional services personnel. To the extent we are unable to attract and retain a sufficient number of additional skilled personnel, our business will suffer.

OUR INTELLECTUAL PROPERTY MAY BECOME SUBJECT TO LEGAL CHALLENGES, UNAUTHORIZED USE OR INFRINGEMENT, ANY OF WHICH COULD DIMINISH THE VALUE OF OUR PRODUCTS AND SERVICES.

     Our success depends in large part on our proprietary technology. If we fail to successfully enforce our intellectual property rights, the value of these rights, and consequently the value of our products and services to our customers, could diminish substantially. It may be possible for third parties to copy or otherwise obtain and use our intellectual property or trade secrets without our authorization, and it may also be possible for third parties to independently develop substantially equivalent intellectual property. Currently, we do not have patent protection in place related to our products and services. Litigation may be necessary in the future to enforce our intellectual property rights, to protect trade secrets or to determine the validity and scope of the proprietary rights of others. While we have not received any notice of any claim of infringement of any of our intellectual property, from time to time we may receive notice of claims of infringement of other parties' proprietary rights. Such claims could result in costly litigation and could divert management and technical resources. These types of claims could also delay product shipment or require us to develop non-infringing technology or enter into royalty or licensing agreements, which agreements, if required, may not be available on reasonable terms, or at all.

COMPETITION IN THE WEB CONFERENCING AND AUDIO CONFERENCING SERVICES MARKET IS INTENSE AND WE MAY BE UNABLE TO COMPETE SUCCESSFULLY, PARTICULARLY AS A RESULT OF RECENT ANNOUNCEMENTS FROM LARGE SOFTWARE COMPANIES.

     The markets for Web conferencing and audio conferencing products and services are relatively new, rapidly evolving and intensely competitive. Competition in our market will continue to intensify and may force us to reduce our prices, or cause us to experience reduced sales and margins, loss of market share and reduced acceptance of our services. Many of our competitors have larger and more established customer bases, longer operating histories, greater name recognition, broader service offerings, more employees and significantly greater financial, technical, marketing, public relations and distribution resources than we do. We expect that we will face new competition as others enter our market to develop Web conferencing and audio conferencing services. These current and future competitors may also offer or develop products or services that perform better than ours. In addition, acquisitions or strategic partnerships involving our current and potential competitors could harm us in a number of ways.

FUTURE REGULATIONS COULD BE ENACTED THAT EITHER DIRECTLY RESTRICT OUR BUSINESS OR INDIRECTLY IMPACT OUR BUSINESS BY LIMITING THE GROWTH OF INTERNET-BASED BUSINESS AND SERVICES.

     As commercial use of the Internet increases, federal, state and foreign agencies could enact laws or adopt regulations covering issues such as user privacy, content and taxation of products and services. If enacted, such laws or regulations could limit the market for our products and services. Although they might not apply to our business directly, we expect that laws or rules regulating personal and consumer information could indirectly affect our business. It is possible that such legislation or regulation could expose us to liability which could limit the growth of our Web conferencing and audio conferencing products and services. Such legislation or regulation could dampen the growth in overall Web conferencing usage and decrease the Internet's acceptance as a medium of communications and commerce.

WE DEPEND LARGELY ON ONE-TIME SALES TO GROW REVENUES WHICH MAKE OUR REVENUES DIFFICULT TO PREDICT.

     While audio conferencing provides a more recurring revenue base, a high percentage of our revenue is attributable to one-time purchases by our customers rather than long term recurring conferencing ASP type contracts. As a result, our inability to continue to obtain new agreements and sales may result in lower than expected revenue, and therefore, harm our ability to achieve or sustain operations or profitability on a consistent basis, which could also cause our stock price to decline. Further, because we face competition from larger better-capitalized companies, we could face increased downward pricing pressure that could cause a decrease in our gross margins. Additionally, our sales cycle varies depending on the size and type of customer considering a purchase. Potential customers frequently need to obtain approvals from multiple decision makers within their company and may evaluate competing products and services before deciding to use our services. Our sales cycle, which can range from several weeks to several months or more, combined with the license purchase model makes it difficult to predict future quarterly revenues.

OUR OPERATING RESULTS MAY SUFFER IF WE FAIL TO DEVELOP AND FOSTER OUR VALUE ADDED RESELLER OR DISTRIBUTION RELATIONSHIPS.

     We have an existing channel and distribution network that provides growing revenues and contributes to our high margin software sales. These distribution partners are not obligated to distribute our services at any particular minimum level. As a result, we cannot accurately predict the amount of revenue we will derive from our distribution partners in the future. The inability of our distribution partners to sell our products to their customers and increase their distribution of our products could result in significant reductions in our revenue, and therefore, harm our ability to achieve or sustain profitability on a consistent basis.

SALES IN FOREIGN JURISDICTIONS BY US AND OUR INTERNATIONAL DISTRIBUTOR NETWORK MAY CAUSE COSTS THAT ARE NOT ANTICIPATED.

     We continue to expand internationally through our value added reseller network and OEM partners. We have limited experience in international operations and may not be able to compete effectively in international markets. We face certain risks inherent in conducting business internationally, such as:

     o our inability to establish and maintain effective distribution channels and partners;
     o    the varying technology standards from country to country;
     o our inability to effectively protect our intellectual property rights or the code to our software;
     o our inexperience with inconsistent regulations and unexpected changes in regulatory requirements in foreign jurisdictions;
     o    language and cultural differences;
     o    fluctuations in currency exchange rates;
     o    our inability to effectively collect accounts receivable; or
     o our inability to manage sales and other taxes imposed by foreign jurisdictions.

THE GROWTH OF OUR BUSINESS SUBSTANTIALLY DEPENDS ON OUR ABILITY TO SUCCESSFULLY DEVELOP AND INTRODUCE NEW SERVICES AND FEATURES IN A TIMELY MANNER.

     We acquired our Web conferencing software and business in November 2002 and we acquired our audio conferencing business in June 2004. With our focus on those products and services, our growth depends on our ability to continue to develop new features, products and services around that software and product line. We may not successfully identify, develop and market new products and features in a timely and cost-effective manner. If we fail to develop and maintain market acceptance of our existing and new products to offset our continuing development costs, then our net losses will increase and we may not be able to achieve or sustain profitability on a consistent basis.

IF WE FAIL TO OFFER COMPETITIVE PRICING, WE MAY NOT BE ABLE TO ATTRACT AND RETAIN CUSTOMERS.

     Because the Web conferencing market is relatively new and still evolving, the prices for these services are subject to rapid and frequent changes. In many cases, businesses provide their services at significantly reduced rates, for free or on a trial basis in order to win customers. Due to competitive factors and the rapidly changing marketplace, we may be required to significantly reduce our pricing structure, which would negatively affect our revenue, margins and our ability to achieve or sustain profitability on a consistent basis. We have an existing channel and distribution network that provides growing revenues and contributes to our high margin software sales. These distribution partners are not obligated to distribute our services at any particular minimum level. As a result, we cannot accurately predict the amount of revenue we will derive from our distribution partners in the future. Our inability of our distribution partners to sell our products to their customers and increase their distribution of our products could result in significant reductions in our revenue, and therefore, harm our ability to achieve or sustain profitability on a consistent basis.

IF WE ARE UNABLE TO COMPLETE OUR ASSESSMENT AS TO THE ADEQUACY OF OUR INTERNAL CONTROLS OVER FINANCIAL REPORTING AS REQUIRED BY SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002, INVESTORS COULD LOSE CONFIDENCE IN THE RELIABILITY OF OUR FINANCIAL STATEMENTS, WHICH COULD RESULT IN A DECREASE IN THE VALUE OF OUR COMMON STOCK.

     As directed by Section 404 of the Sarbanes-Oxley of 2002, the Securities and Exchange Commission adopted rules requiring public companies to include in their annual reports on Form 10-K a report of management on the company's internal control over financial reporting, including management's assessment of the effectiveness of the company's internal control over financial reporting as of the company's fiscal year end. In addition, the accounting firm auditing a public company's financial statements must also attest to and report on management's assessment of the effectiveness of the company's internal control over financial reporting as well as the operating effectiveness of the company's internal controls. There is a risk that we may not comply with all of its requirements. If we do not timely complete our assessment or if our internal controls are not designed or operating effectively as required by Section 404, our accounting firm may either disclaim an opinion as it related to management's assessment of the effectiveness of its internal controls or may issue a qualified opinion on the effectiveness of the company's internal controls. If our accounting firm disclaims its opinion or qualifies its opinion as to the effectiveness of our internal controls, then investors may lose confidence in the reliability of our financial statements, which could cause the market price of our common stock to decline.

WE MAY ACQUIRE OTHER BUSINESSES THAT COULD NEGATIVELY AFFECT OUR OPERATIONS AND FINANCIAL RESULTS AND DILUTE EXISTING STOCKHOLDERS.

     We may pursue additional business relationships through acquisition which may not be successful. We may have to devote substantial time and resources in order to complete acquisitions we therefore may not realize the benefits of those acquisitions. Further, these potential acquisitions entail risks, uncertainties and potential disruptions to our business. For example, we may not be able to successfully integrate a company's operations, technologies, products and services, information systems and personnel into our business. These risks could harm our operating results and could cause our stock price to decline.

OUR CURRENT STOCK COMPENSATION EXPENSE NEGATIVELY IMPACTS OUR EARNINGS, AND WHEN WE ARE REQUIRED TO REPORT THE FAIR VALUE OF EMPLOYEE STOCK OPTIONS AS AN EXPENSE IN CONJUNCTION WITH THE NEW ACCOUNTING STANDARDS, OUR EARNINGS WILL BE ADVERSELY AFFECTED, WHICH MAY CAUSE OUR STOCK PRICE TO DECLINE.

     Under our current accounting practice, stock compensation expense is recorded on the date of the grant only if the current market price of the underlying stock exceeds the exercise price. Beginning with the fiscal quarter ended September 30, 2005, we will be required to report all employee stock options as an expense based on a change in the accounting standards our earnings will be negatively impacted, which may cause our stock price to decline and increase our anticipated net losses.

                   CAUTION AS TO FORWARD - LOOKING STATEMENTS

     Statements contained in this Exchange Offer that involve words like "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. These are statements that relate to future periods and include, but are not limited to, statements as to our ability to: sell our products and services; improve the quality of our software; derive overall benefits of our products and services; introduce new products and versions of our existing products; sustain and increase revenue from existing products; integrate current and emerging technologies into our product offerings; control our expenses including those related to sales and marketing, research and development, and general and administrative expenses; control changes in our customer base; support our customers and provide sufficient technological infrastructure; obtain sales or increase revenues; impact the results of legal proceedings; control and implement changes in our employee headcount; obtain sufficient cash flow; manage liquidity and capital resources; realize positive cash flow from operations; or realize net earnings.

     Such forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from anticipated results. These risks and uncertainties include, but are not limited to, our dependence on our products or services, market demand for our products and services, our ability to attract and retain customers and channel partners, our ability to expand our technological infrastructure to meet the demand from our customers, our ability to recruit and retain qualified employees, the ability of channel partners to successfully resell our products, the status of the overall economy, the strength of competitive offerings, the pricing pressures created by market forces, and the risks discussed herein. All forward-looking statements included in this Exchange Offer are based on information available to us as of the date hereof. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein, to reflect any change in our expectations or in events, conditions or circumstances on which any such statement is based. Readers are urged to carefully review and consider the various disclosures made in this report and in our other reports filed with the SEC that attempt to advise interested parties of certain risks and factors that may affect our business.

     A copy of the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports are available free of charge on our Web site found at www.ilinc.com, as soon as reasonably practical after such material is electronically filed with the Securities and Exchange Commission.

                                   MANAGEMENT

     The following is information about the Company's current directors and executive officers:

NAME                       AGE    POSITION
----                       ---    --------
James M. Powers, Jr.       49     Chairman of the Board, President and Chief
                                  Executive Officer
James H. Collins           58     Director
Daniel T. Robinson, Jr.    44     Director
Kent Petzold               58     Director
Craig W. Stull             54     Director
James L. Dunn, Jr.         43     Sr. Vice President and General Counsel
John S. Hodgson            53     Sr. Vice President and Chief Financial Officer
Nathan Cocozza             32     Sr. Vice President of Sales

     For purposes of this Exchange Offer, the business address for each of these individuals is 2999 N. 44th Street, Suite 650, Phoenix, Arizona 85018.


                         REASONS FOR THE EXCHANGE OFFER

     We are making this offer to significantly strengthen our capitalization. This exchange will result in the conversion of up to $5,625,000 million of debt into equity. Assuming holders of a substantial principal amount of the Notes accept the Exchange Offer our strengthened balance sheet will (i) sharply reduce the amount of debt maturities that we are required to repay, (ii) eliminate up to approximately $900,000 in annual cash and non-cash interest expense and (iii) likely improve our access to the capital markets. Our improved financial flexibility should better position us to capitalize on the continued strength in our business. The Exchange Offer will provide you with the opportunity to receive significantly more shares of Common Stock than you are currently entitled to under the Notes. Absent the Exchange Offer, each $1,000 portion of original principal amount of the Notes is convertible into 1,000 shares of Common Stock. However, we are offering to exchange 2,500 shares of Common Stock for each $1,000 of original principal amount of the Notes and the $3.00 Warrant Amendments.


                                 USE OF PROCEEDS

     There will not be any cash proceeds from the exchange of Common Stock for Notes. Notes surrendered in exchange for shares of Common Stock will be retired and cancelled and cannot be reissued.


                               THE EXCHANGE OFFER

ORIGINAL PRIVATE PLACEMENT OF NOTES

     In March of 2002, the Company completed a private placement offering (the "Private Placement") raising $5,775,000. For an investment of $50,000, the Company issued a unit consisting of a convertible subordinated promissory note with an original principal amount of $50,000 and a warrant to purchase 50,000 shares of Common Stock (a "Unit"). The convertible subordinated promissory notes bear interest at 12% per annum payable quarterly, with the principal due March 29, 2012. The original terms of the notes permitted the holders to convert the principal amount of the Notes into shares of Common Stock at the fixed price of $1.00 per share. The Company may force conversion of the Notes into shares of the Company's common stock at the conversion price if the closing price of Common Stock equals or exceeds $3.00 per share for 20 consecutive trading days. The Notes are unsecured and are subordinated to any present or future senior indebtedness. The Company sold a total of 115.5 Units and accordingly the Company issued warrants to purchase 5,775,000 shares of Common Stock. The Company may force exercise of the warrants at the exercise price, if the closing price of Common Stock equals or exceeds $5.50 per share for 20 consecutive trading days. The $3.00 Warrants currently expire on March 29, 2005. During the fiscal year ended March 31, 2004, holders of $150,000 original principal amount of Notes converted those Notes into 150,000 shares of Common Stock and no Warrants have been exercised.

GENERAL TERMS

     Subject to the terms and conditions of the Exchange Offer, we will issue shares of Common Stock and the $3.00 Warrant Amendments in exchange for up to $5,625,000 aggregate principal amount of Notes, representing 100% of the outstanding principal amount of Notes, that are properly tendered and not withdrawn prior to the expiration of the Exchange Offer. Under the existing terms of the Notes, each $1,000 original principal amount of the Notes currently is convertible at the option of the holder into 1,000 shares of Common Stock. The last reported sale price of the Company's Common Stock on February 28, 2005, the last trading day prior to the establishment of the exchange ratio of Common Stock for Notes in this Exchange Offer, was $0.39 per share. The 52-week range of the closing sales price of Common Stock for the period ending the date of this document is $1.37 to $0.35 per share. Each Noteholder must elect to exchange its Note either in its entirety or, if less than the full face value, in increments of $25,000.

     As a part of a private placement in 2002 of the Notes, the investor's purchased units consisting of Notes and $3.00 Warrants to purchase one share of Common Stock for each $1.00 original principal amount of Notes purchased. The $3.00 Warrants currently expire on March 29, 2005. The Noteholders who participate in this Exchange Offer will receive, in addition to the aforementioned shares of Common Stock, an extension of the exercise period of their $3.00 Warrants to March 29, 2006, the exercise price will be reduced to $1.20 per share and the redemption price will be reduced to $2.40 per share (the "$3.00 Warrant Amendments"). Should a Noteholder decline to participate in this Exchange Offer, the exercise period of their $3.00 Warrants will expire on their terms on March 29, 2005. Should a Noteholder elect to exchange a portion of his or her Notes, then the $3.00 Warrant Amendments will apply only for a corresponding portion of their $3.00 Warrants (such number of shares underlying the $3.00 Warrants equal to the same percentage of the total original principal amount of Notes held by a Noteholder represented by the amount of original principal amount of Notes exchanged by such Noteholder in this Exchange Offer).

PARTIAL EXCHANGE PERMITTED

     A Noteholder may tender any portion of the Notes by instruction contained in the Letter of Transmittal. If the amount of the Notes to be converted is less than the full principal amount of the Notes held by any Noteholder, then the Company will exchange that portion of the Note and will issue a replacement note or modify the existing note for the balance of the principal portion not exchanged in this Exchange Offer. Other than the principal amount of the Note, the terms and conditions of the re-issued note will remain the same, including the interest rate and the maturity date. All non-exchanged Notes and all re-issued Notes will be maintained on the books of the Company.

     If a Noteholder elects to exchange only a portion of the principal amount of his or her Note then the amount exchanged must be in increments of at least $25,000. Should a Noteholder elect to exchange only a portion of their Note, then (i) its Note will be modified to reduce the principal amount of the Note by the amount exchanged, and the remaining balance shall remain outstanding on the same terms; and, (ii) a portion of their $3.00 Warrants will be amended to extend the exercise period of its $3.00 Warrants until March 29, 2006, the exercise price will be reduced to $1.20 per share and the redemption price will be reduced to $2.40 per share (such number of shares underlying the $3.00 Warrants equal to the same percentage of the total original principal amount of Notes held by a Noteholder represented by the amount of original principal amount of Notes exchanged by such Noteholder in this Exchange Offer). By way of example but not limitation, if an investor who had invested $100,000 in the Private Placement (receiving a $100,000 Note and Warrant for 100,000 shares), elects to exchange only $75,000 of that Note's original principal amount, then
(i) the principal amount of that Note will be reduced to $25,000 and (ii) $3.00 Warrants to acquire 75,000 shares of Common Stock will be amended to extend the exercise period to March 29, 2006 and to reduce the exercise price to $1.20 per share.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The term "Expiration Date" means 5:00 p.m., Eastern Standard Time, on Friday, March 29, 2005, unless and until we extend the period of time during which the Exchange Offer will remain open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Exchange Offer, as so extended by the Company, shall expire.

     We expressly reserve the absolute right, in our sole discretion, to delay accepting any Notes, to extend the Exchange Offer or, if in our reasonable judgment, any of the conditions described below are not satisfied, to terminate the Exchange Offer or waive any condition set forth in the Exchange Offer, by giving oral or written notice of this delay, extension, termination or waiver to Noteholder. We expressly reserve the absolute right, in our sole discretion, to amend the terms of the Exchange Offer in any manner provided that any such amendment will be followed as promptly as practicable by a public announcement thereof; and to terminate the Exchange Offer and not accept for exchange Notes tendered pursuant thereto.

     Any waiver, amendment or modification will apply to all Notes tendered, regardless of when or in what order such Note was tendered. Any extension or termination of the Exchange Offer or any amendment or modification of the terms set forth in the Exchange Offer, will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., Eastern Standard Time, on the next business day after the previously scheduled Expiration Date, unless otherwise required by applicable law or regulation. If the Exchange Offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment by means of an Exchange Offer supplement that will be distributed to all Noteholders. In addition, we will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such five to ten business day period. Without limiting the manner in which we may choose to make a public announcement of any delay, extension, termination or amendment of the Exchange Offer, we have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a timely press release.

CONDITIONS

     Notwithstanding any other provision of this Exchange Offer or the Letter of Transmittal, we will not be required to accept for exchange Notes tendered pursuant to the Exchange Offer and may terminate, extend or amend the Exchange Offer if:

     a. any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which, in our reasonable judgment, will materially impair our ability to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to us;
     b. any change or any development involving a prospective change in our business, stock price or our financial affairs has occurred which, in our reasonable judgment, makes it impossible to proceed with the Exchange Offer without violating contractual agreements or impair the contemplated benefits of the Exchange Offer to us;
     c. any law, statute, rule or regulation is proposed, adopted or enacted, which, in our reasonable judgment, might materially impair our ability to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to us; or
     d. any governmental approval has not been obtained, which approval we, in our reasonable discretion, shall deem necessary for the consummation of the Exchange Offer as contemplated hereby.

     The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our sole discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of the respective right and each of these rights shall be deemed an ongoing right which may be asserted at any time and from time to time. However, all conditions to the Exchange Offer, other than those subject to applicable law, shall be satisfied or waived on or before the Expiration Date.

     If we determine in our reasonable discretion that any of the conditions are not satisfied, up until the Expiration Date, we may:

     a. refuse to accept Notes and return all tendered Notes to the tendering holders; extend the Exchange Offer and retain all Notes tendered prior to the Expiration of the Exchange Offer, subject, however, to the rights of holders to withdraw their tendered shares (see "Withdrawal of Tenders"); or
     b. waive the unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Notes which have not been withdrawn.

     If such waiver constitutes a material change to the Exchange Offer, we will promptly disclose this waiver by means of an Exchange Offer supplement that will be distributed to the record holders of Notes. We also will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the record holders, if the Exchange Offer would otherwise expire during such five to ten business day period.

PROCEDURES FOR TENDERING NOTES

     A holder who wishes to tender Notes for exchange pursuant to the Exchange Offer must transmit a properly completed and duly executed Letter of Transmittal, or a facsimile thereof, and any other required documents, to the Company prior to 5:00 p.m., Eastern Standard Time, on the Expiration Date. To be tendered effectively, the Letter of Transmittal and other required documents must be received by the Company prior to 5:00 p.m., Eastern Standard Time, on the Expiration Date.

     THE METHOD OF DELIVERY OF CONFIRMATIONS, LETTERS OF TRANSMITTAL, AND ALL OTHER REQUIRED DOCUMENTS IS AT YOUR ELECTION. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ASSURE TIMELY DELIVERY. PLEASE SEND NOTES, LETTERS OF TRANSMITTAL TO THE COMPANY, AT THE ADDRESSES SET FORTH ON THE BACK COVER PAGE OF THIS OFFER

     We will determine all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered Notes in our sole discretion, which determination shall be final and binding. We reserve the absolute right to reject any and all Notes not properly tendered or any Notes, our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular Notes. Our interpretation of the terms and conditions of the Exchange Offer, including the instructions in the Letter of Transmittal, shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with the tender of Notes must be cured within the time as we shall determine. Neither we nor any other person shall incur any liability for failure to give notice of any defect or irregularity with respect to any tender of Notes. Tenders of Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Notes received by the Company that are not properly tendered and as to which the defects or irregularities have not been cured or waived will not be deemed to have been properly tendered. Any Notes received by the Company that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering noteholder, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

ACCEPTANCE OF NOTES FOR EXCHANGE

     For purposes of the Exchange Offer, we shall be deemed to have accepted properly tendered Notes for exchange when, as and if we have given oral or written notice thereof to the Note Holder. In all cases, the issuance of shares of Common Stock for Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Note Holder of a timely confirmation of the Notes receipt, a properly completed and duly executed Letter of Transmittal and all other required documents. If any tendered Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer these unaccepted or non-exchanged Notes will be returned without expense to the tendering Holder of these Notes.

DELIVERY OF SHARES OF COMMON STOCK

     For each $1,000 principal amount of outstanding Notes accepted for exchange in the Exchange Offer, the tendering holder will receive 2,500 shares of the Company's Common Stock and the $3.00 Warrant Amendments. The shares representing the Common Stock will be issued, and the $3.00 Warrant Amendment Agreement will be signed by the Company, immediately following the closing of the Exchange Offer and the shares will be listed with the American Stock Exchange.

WITHDRAWAL OF NOTES TENDERED

     EXCEPT AS OTHERWISE PROVIDED HEREIN, TENDERS OF NOTES MAY BE WITHDRAWN AT ANY TIME PRIOR TO 5:00 P.M., EASTERN STANDARD TIME, ON THE EXPIRATION DATE.

     To withdraw a tender of Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Company at its address set forth herein prior to 5:00 p.m., Eastern Standard Time, on the Expiration Date. Any notice of withdrawal must:

     a. specify the name of the person having deposited the Note to be withdrawn (the "Depositor");
     b.   identify the principal amount of Notes to be withdrawn; and,
     c. be signed by the noteholder in the same manner as the original signature on the Letter of Transmittal by which Notes were tendered.

     In all events, holders have the right to withdraw their Notes after the expiration of 40 business days from the commencement of the Exchange Offer if not accepted for exchange. Any notice of withdrawal must specify the name and principal amount and note reference number. We will determine in our sole discretion all questions as to the validity, form and eligibility (including time of receipt) of those notices, which determination shall be final and binding on all parties. Any Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no Common Stock will be issued with respect thereto, unless the Notes so withdrawn are validly re-tendered. Properly withdrawn Notes may be re-tendered by following one of the procedures described above. Any Notes which have been tendered but which are not accepted due to withdrawal, rejection of tender or termination of the Exchange Offer will be returned promptly to the holder of the Notes, without cost to the noteholder by crediting the Notes to an account maintained with such book-entry transfer facility for the Notes.

EXTENSION OF THE EXCHANGE OFFER; TERMINATION; AMENDMENT

     We expressly reserve the right, in our sole discretion, at any time and from time to time, to extend the period of time during which the Exchange Offer is open and thereby delay acceptance for exchange of, and exchange for, any shares by giving oral or written notice of such extension to the Noteholders and making a public announcement thereof. We also expressly reserve the right, in our sole discretion, to terminate the Exchange Offer and not accept for exchange any shares not theretofore accepted for exchange or exchanged for or, subject to applicable law, to postpone exchange for shares upon conditions specified in a written notice of such termination or postponement to the Depositary and making a public announcement thereof. Our reservation of the right to delay exchange for shares which we have accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of an exchange offer. Subject to compliance with applicable law, we further reserve the right, in our sole discretion, to amend the Exchange Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Exchange Offer to holders of shares or by decreasing or increasing the number of shares being sought in the Exchange Offer). Amendments to the Exchange Offer may be made at any time and from time to time effected by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., Eastern Standard Time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Exchange Offer will be disseminated promptly to Noteholders in a manner reasonably designed to inform the Noteholders of such change.

     If we materially change the terms of the Exchange Offer or the information concerning the Exchange Offer, we will extend the Exchange Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) promulgated under the Exchange Act. These rules provide that the minimum period during which an offer must remain open following material changes in the terms of the Exchange Offer or information concerning the Exchange Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If (a) we increase or decrease the exchange rates for Notes or increase or decrease the amount of Notes being sought in the Exchange Offer and, if an increase in the amount of Notes being sought, exceeds 2% of the outstanding Notes, and (b) the Exchange Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase, decrease or amendment is first published, sent or given in the manner specified in this section, the Exchange Offer will be extended until the expiration of such period of ten business days.

ACCOUNTING TREATMENT

     The exchange of Notes for shares of Common Stock will be treated as an induced conversion for accounting purposes under accounting principles generally accepted in the United States. In the period that the Notes are exchanged and the Exchange Offer is consummated, and assuming a closing market price for the Company's common stock of $0.40 per share on March 29, 2005, the Company will incur additional conversion of $3,375,000, additional warrant amortization expense of $88,201, a write off of the previous beneficial conversion feature associated with the Notes of $789,063, and a write off of the previous unamortized debt discount of $789,133, if all of the $5,625,000 in principal balance participate in the exchange. Additionally, in the period that the Notes are exchanged and the Exchange Offer is consummated, and assuming a closing price of $0.40 per share, the Company will record an increase equity of $4,054,511 if all of the $5,625,000 in principal balance participate in the exchange. See "Unaudited Pro Forma Information."

REGULATORY APPROVALS

     We do not believe that the receipt of any material federal or state regulatory approvals will be necessary in connection with the Exchange Offer.

                        DESCRIPTION OF NOTES AND WARRANTS

     In March 2002, the Company completed a private placement offering raising $5,775,000 by issuing 115.5 Units, with each Unit consisting of a Note with a principal amount of $50,000 and $3.00 Warrants to purchase 50,000 shares of Common Stock. The convertible subordinated promissory notes bear interest at 12% per annum payable quarterly, with the principal due March 29, 2012. The original terms of the notes permitted the holders to convert the principal amount of the Notes into shares of Common Stock at the fixed price of $1.00 per share. The Company may force conversion of the Notes into shares of the Company's common stock at the conversion price if the closing price of Common Stock equals or exceeds $3.00 per share for 20 consecutive trading days. The Notes are unsecured and are subordinated to any present or future senior indebtedness.

     In addition to the Notes, the Company issued warrants (the "$3.00 Warrants") to purchase 5,775,000 shares of Common Stock with the exercise price equal to $3.00 per share. The Company may force exercise of the $3.00 Warrants at the exercise price, if at any time the closing price of the Company's common stock equals or exceeds $5.50 per share for 20 consecutive trading days. The warrants expire on March 29, 2005.

     The fair value of the $3.00 Warrants was estimated using the Black-Scholes pricing model with the following assumptions: contractual and expected life of three years, volatility of 75%, dividend yield of 0%, and a risk-free rate of 3.87%. The fair value was then used to calculate a discount of $1,132,000, which is being amortized as interest expense over the ten-year term of the Notes. Since the carrying value of the Notes was less than the conversion value, a beneficial conversion feature of $1,132,000 was calculated and recorded as an additional discount to the Notes and is being amortized as interest expense over the ten year term of the Notes. Upon conversion of the Notes, any remaining discount associated with the beneficial conversion feature will be expensed in full at the time of conversion.

     During fiscal year 2004, holders of Notes with an original principal amount of $150,000 converted their Notes into 150,000 shares of Common Stock leaving Notes outstanding with an aggregate principal amount of $5,625,000. The resale of the Common Stock underlying these Notes and the $3.00 Warrants was registered under the Securities Act of 1933 and the underlying shares of Common Stock may be sold if converted into Common Stock pursuant to a resale prospectus dated May 24, 2004. However, the registration statement to which the resale prospectus relates will not be available if the Exchange Offer is consummated unless and until it is amended to reflect the changes resulting from the Exchange Offer.

                          DESCRIPTION OF CAPITAL STOCK

     The Company has authorized 110,000,000 shares of capital stock, consisting of 100,000,000 shares of Common Stock and 10,000,000 shares of preferred stock. The Company currently has 25,630,350 shares validly issued and outstanding, consisting of 25,578,350 shares of Common Stock, par value $0.001 per share, and 150,000 shares of Series A Preferred Stock, par value $.001 per share (the "Series A Preferred Stock"). The remaining shares of preferred stock may be issued in such series and with such voting powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as may be fixed from time to time by the Board of Directors for each series. The following summary description of certain provisions of the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and the By-laws does not purport to be complete and is qualified in its entirety by reference to said provisions.

COMMON STOCK

     Holders of the Common Stock are entitled to one vote per share and shall vote together as a single class on all matters submitted to a vote at a meeting of stockholders. Each stockholder may exercise such vote either in person or by proxy. The Company's common stockholders will not be entitled to receive dividends or distributions unless and until all dividends have been paid on the Series A Preferred Stock. If a dividend is declared, subject to the preceding sentence, it will be distributed pro rata to its common stockholders on a per share basis. In the event of a liquidation, dissolution or winding up of the Company, its common stockholders will be entitled to receive our assets and funds available for distribution to common stockholders in proportion to the number of shares they hold. Our common stockholders may not receive any assets or funds until our creditors have been paid in full and the preferential or participating rights of its preferred stockholders have been satisfied. If we participate in a corporate merger, consolidation, purchase or acquisition of property or stock, or other reorganization, any payments or shares of stock allocated to our common stockholders will be distributed pro rata to holders of the Common Stock on a per share basis. If we redeem, repurchase or otherwise acquire for payment any shares of Common Stock, we will treat each share of common stock identically.

     Holders of the Common Stock do not have any preemptive, subscription, redemption or sinking fund rights with respect to shares of their Common Stock. The Company may issue additional shares of its Common Stock, if authorized by its Board of Directors, without the common stockholders' approval, unless required by Delaware law or a stock exchange on which its securities are traded. The outstanding shares of Common Stock are, and the shares of Common Stock to be issued on conversion of the Series A Preferred Stock or exchange of the $3.00 Warrants will be, duly authorized, validly issued, fully paid and non-assessable.

DESCRIPTION OF THE SERIES A PREFERRED STOCK

     The following summarizes the material terms and provisions of the Series A Preferred Stock, par value $0.001 per share, and is qualified in its entirety by reference to the terms and provisions of our certificate of incorporation, as amended by the Certificate of Designations relating to the Series A Preferred Stock. The Series A Preferred Stock constitutes an authorized series of our Series A Preferred Stock. Currently there are 150,000 shares of Series A Preferred Stock, with the designations, dividend rights, liquidation rights, conversion rights and other provisions described generally below. The holders of the Series A Preferred Stock have no preemptive rights with respect to any shares of our capital stock or any other securities convertible into or carrying rights or options to purchase any of our capital stock. The Series A Preferred Stock is not subject to any obligation on our part to repurchase or retire the Series A Preferred Stock. The Company's transfer agent, Continental Stock Transfer and Trust Company, acts as transfer agent and conversion agent for the Series A Preferred Stock.

     The Series A Preferred Stock, with respect to dividend rights and rights on liquidation, ranks senior to the Common Stock and to all other equity securities issued by us. For this purpose, the term "equity securities" does not include debt securities convertible into or exchangeable for equity securities or other debt instruments outstanding. The holders of Series A Preferred Stock are entitled to receive cash dividends, out of funds that are legally available therefor, on each share of Series A Preferred Stock at an annual rate equal to 8% of the original purchase price per share of Series A Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares). Dividends are payable in cash. For any share of Series A Preferred Stock, such dividends are payable quarterly in cash on the first day of each calendar quarter beginning in the calendar quarter following the issue date. All dividends on Series A Preferred Stock are cumulative, whether or not declared. Dividends cease to accumulate in respect of shares of Series A Preferred Stock on the date they are converted into shares of Common Stock.

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the Series A Preferred Stock are entitled to receive in cash out of assets of the Company available for distribution to stockholders, before any distribution of assets is made to holders of Common Stock or any other class of stock ranking junior to the Series A Preferred Stock upon liquidation, liquidating distributions in the amount of the liquidation preference(i.e., the original purchase price plus accrued and unpaid dividends). After payment of the full amount of the liquidating distributions to which they are entitled, our remaining assets available for distribution shall be distributed pro rata among the holders of the Common Stock and Series A Preferred Stock based on the number of shares of Common Stock into which the shares of Series A Preferred Stock would then convert. If, upon any voluntary or involuntary liquidation, our assets are insufficient to pay the amount of the liquidating distributions on all outstanding Series A Preferred Stock, then the holders of the Series A Preferred Stock shall share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     Any shares of Series A Preferred Stock may, at the holder's option, be converted at any time after 90 days after issuance thereof, an initial conversion price of $0.50 per share, subject to adjustment as described below. The initial conversion price of $0.50 per share was arbitrarily determined by the Company in its sole discretion and is not necessarily reflective of the Company's asset value, net worth, earnings, cash flow or any other established criteria of value. The Company may require conversion of the Series A Preferred Stock at the then-existing conversion price (if such holder has not already converted the Series A Preferred Stock held by it to Common Stock) if at any time that the 10- trading day average closing price of the Common Stock exceeds $1.50 per share.

     The Company required to at all times reserve and keep available out of its authorized but unissued shares of Common Stock, for the purpose of effecting the conversion, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series A Preferred Stock. Upon conversion, a holder of Series A Preferred Stock is entitled to receive a payment in satisfaction of all accrued but unpaid dividends.

     Holders of Series A Preferred Stock do not have the right to vote on matters brought before the stockholders of the Company. The Common Stock issuable upon conversion of the Series A Preferred Stock generally may not be transferred and must be held indefinitely unless the disposition thereof is subsequently registered under the Securities Act or an exemption from such registration is available.


                        MARKET FOR COMMON STOCK AND NOTES

     Beginning on March 31, 1998, the Common Stock has traded on the American Stock Exchange. The Company's Common Stock has been traded on the American Stock Exchange system under the symbol "ILC" since February 6, 2004. The following table sets forth the range of the reported high and low sales prices of the Company's Common Stock for the years ended March 31, 2004 and 2003, and the fiscal year ending March 31, 2005 (with forth quarter information through February 28, 2005):

FYE 2005                                               HIGH           LOW
--------------                                       -------        -------
First Quarter....................................     $0.92          $0.82
Second Quarter...................................     $0.50          $0.42
Third Quarter....................................     $0.50          $0.45
Fourth Quarter through February 28, 2005.........     $0.50          $0.39

FYE 2004                                               HIGH           LOW
--------------                                       -------        -------
First Quarter....................................     $0.41          $0.25
Second Quarter...................................     $0.81          $0.32
Third Quarter....................................     $1.09          $0.61
Fourth Quarter...................................     $1.23          $0.80

FYE 2003                                               HIGH           LOW
--------------                                       -------        -------
First Quarter ...................................     $1.40          $0.76
Second Quarter...................................     $0.90          $0.33
Third Quarter....................................     $0.57          $0.25
Fourth Quarter...................................     $0.57          $0.25

     There were approximately 344 holders of record, as shown on the records of the transfer agent and registrar of Common Stock. The number of record holders does not bear any relationship to the number of beneficial owners of the Common Stock. The Company has not paid any cash dividends on its Common Stock in the past and does not plan to pay any cash dividends on its Common Stock in the foreseeable future. The Company's Board of Directors intends, for the foreseeable future, to retain earnings to finance the continued operation and expansion of the Company's business.

     On February 28, 2005, the last full trading day prior to the public announcement of the Exchange Offer, the last reported sale price was $0.39 per share for our Common Stock. We urge you to obtain current market quotations prior to making any decision with respect to the Exchange Offer. There is no established trading market for the Notes. Any trading in the Notes takes place in privately-negotiated transactions among holders.


             MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The discussion set forth below is a summary of the material U.S. federal income tax considerations relevant to holders ("Holders") who exchange their Notes for Common Stock. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed Treasury regulations thereunder ("Treasury Regulations"), and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change (possibly on a retroactive basis).

     The Company will not obtain any ruling from the Internal Revenue Service with respect to the matters discussed below. In addition, the Company will not obtain any tax opinion from counsel with respect to the U.S. federal income tax consequences of the Exchange. The following discussion does not constitute and is not intended to constitute either a tax opinion or tax advice to any person. This summary is intended for general information only and does not purport to address all of the material U.S. federal income tax consequences that may be applicable to a holder of Notes. Tax consequences which are different from or in addition to those described herein may apply to Holders of Notes who are subject to special treatment under the U.S. federal income tax laws, such as foreign persons, tax-exempt organizations, financial institutions, insurance companies, broker-dealers, Holders who hold their Notes as part of a hedge, straddle, wash sale, synthetic security or conversion transaction and persons who acquired their Warrants in compensatory transactions. This discussion does not address foreign or state or local tax considerations.

     The discussion below only addresses the U.S. federal income tax consequences of the exchange of Notes for Common Stock to U.S. holders who hold their Notes and Warrants as capital assets within the meaning of Section 1221 of the Code. As used herein, the term "U.S. holder" means a beneficial owner of a note who or that is for U.S. federal income tax purposes (i) a citizen or individual resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (A) a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (B) it validly elects to be treated as a United States person for U.S. federal income tax purposes. As used herein, the term "foreign holder" means a beneficial owner of a Note that is not a United States person and is not a partnership for U.S. federal income tax purposes. If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Notes or Warrants, the tax treatment of the partnership and a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such partner should consult its own tax advisor as to the application of the U.S. tax laws to its particular situation.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES BELOW IS FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. THIS DISCUSSION IS NOT A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE TO A HOLDER. EACH HOLDER SHOULD CONSULT A TAX ADVISER REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE EXCHANGE IN LIGHT OF SUCH HOLDER'S OWN PERSONAL TAX SITUATION.

EXCHANGE AS A REORGANIZATION

     The federal income tax consequences of the exchange of Notes for Common Stock and $3.00 Warrants for $1.20 Warrants pursuant to the Exchange generally will depend on whether the Exchange is treated as a "recapitalization" within the meaning of Section 368(a)(1)(E) of the Code. The Exchange generally should constitute a recapitalization provided that the Notes constitute "securities" for U.S. federal income tax purposes ("Tax Securities").

     The term "securities" is not defined in the Code or the applicable Treasury regulations and has not been clearly defined by judicial decisions or administrative rulings. In general, the determination of whether a debt instrument constitutes a Tax Security is based upon an evaluation of all of the facts and circumstances, including the nature of the debt instrument, the degree of participation and continuing interest of holders of the debt instruments in the affairs of the business and the extent of proprietary interest compared with the similarity of the note to a cash payment. In making this determination, courts have typically focused on the original term of the debt instrument (i.e., the length of time between the issuance of the debt instrument and its maturity). In general, (i) debt instruments with an original term of 5 years or less are rarely treated as Tax Securities; (ii) debt instruments with an original term of 10 years or more are likely to be treated as Tax Securities; and (iii) the classification as Tax Securities of debt instruments with an original term of more than 5 but less than 10 years is uncertain. Debt instruments (such as the Notes) that are convertible into stock of the issuer may be more likely to be treated as securities than nonconvertible debt instruments with otherwise similar terms because of the holders' potential equity participation in the issuer. The Notes have an original term in excess of ten years. While not free from doubt, the Company believes that, based upon an evaluation of the factors relevant to the classification of Notes as Tax Securities, the Notes should be treated as Tax Securities.

     If the Notes are properly treated as Tax Securities, then the Company believes that the Exchange should constitute a recapitalization under Section 368(a)(1)(E) of the Code. In such a case, subject to the exceptions for amounts attributable to interest and market discount discussed below, (i) no gain or loss should be recognized by a U.S. Holder upon receipt of Common Stock in exchange for a Note; (ii) the holding period of the Common Stock should include the holding period of the Notes exchanged therefore; and (iii) the adjusted tax basis of the Common Stock should be the same as the adjusted tax basis of the Notes exchanged therefore (less any basis attributable to accrued but unpaid interest).

     Pursuant to the Exchange, a U.S. Holder's Warrants will be modified to (i) extend the exercise period of the Warrants to March 29, 2006, (ii) reduce the exercise price from $3.00 per share to $1.20 per share and (iii) the redemption price will be reduced to $2.40 per share (such modified Warrants to be referred to as the "$1.20 Warrants"). While not free from doubt, the Corporation believes that such modification should be treated as a deemed exchange by a U.S. Holder (who exchanges a Note for Common Stock) of existing Warrants (the "$3.00 Warrants") for New Warrants for federal income tax purposes.

     Under Treasury Regulations, rights issued by a party to a reorganization to acquire its stock are treated for purposes of Sections 354 and 356 of the Code as securities with no principal amount (the "Warrant Regulations"). Provided that the Exchange qualifies as a recapitalization under Section 368(a)(1)(E) of the Code, the Company should be treated as a "party to a reorganization" under
Section 368(b) of the Code. In such a case, the $1.20 Warrants and the $3.00 Warrants should be treated as rights to acquire stock under the Warrant Regulations. In a reorganization, holders of securities generally recognize no gain or loss on the exchange of such securities for stock or other securities. However, a security holder will recognize gain on an exchange of securities to the extent that the "principal amount" of the securities received exceeds the "principal amount" of the securities surrendered. In such a case, the amount of gain recognized by the security holder will be equal to the fair market value of the excess principal amount. Since warrants have no principal amount under the Regulations, no excess principal amount should exist in connection with the exchange of the $1.20 Warrants for the $3.00 Warrants by a U.S. Holder pursuant to the Exchange. Thus, provided that the Exchange qualifies as a recapitalization under Section 368(a)(1)(E) of the Code and that the modification of the Warrants is properly treated as a deemed exchange of the $3.00 Warrants for the $1.20 Warrants for federal income tax purposes (i) no gain or loss should be recognized by a U.S. Holder upon the receipt of a $1.20 Warrant in exchange for an $3.00 Warrant; (ii) the holding period of a $1.20 Warrant should include the holding period of an $3.00 Warrant exchanged therefore; and (iii) the adjusted tax basis of a $1.20 Warrant should be the same as the adjusted tax basis of an $3.00 Warrant exchanged therefore. Alternatively, because the Old Warrants expire by their terms on March 29, 2005, the Exchange may be treated as the exchange by a U.S. Holder of a Note (a Tax Security) for Common Stock and a $1.20 Warrant. In such event, provided that the Exchange qualifies as a recapitalization under Section 368(a)(1)(E) of the Code, the issuance of the $1.20 Warrant generally should be nontaxable under the Warrant Regulations. In such a case, a U.S. Holder's tax basis in the surrendered Note generally should be allocated between the Common Stock and the New Warrant on the basis of their respective fair market values and the U.S. Holder's holding period in the Common Stock and the New Warrants should include the period of time that such holder held the surrendered Note.


ACCRUED AND UNPAID INTEREST ON THE NOTES

     Under the terms of the Exchange, the Company will issue a specified number of shares of Common Stock to each U.S. Holder who tenders a Note. As stated above, however, no accrued and unpaid interest will be paid on the Notes. Notwithstanding the above, Treasury Regulations provide that a payment on a debt obligation will be allocated first to accrued and unpaid interest and then to principal. Under such Treasury Regulations, Common Stock would first be allocated to the U.S. Holder's accrued and unpaid interest on the surrendered Note with any remaining Common Stock then allocated to the holder's unpaid principal amount on the Note. To the extent that Common Stock (and/or Warrants) is allocable to accrued and unpaid interest on the Notes, and such U.S. Holder has not already included such interest in income, such Common Stock (and/or Warrants) will be taxable to the U.S. Holder as ordinary interest income, regardless of whether the Notes are capital assets in the U.S. Holder's hands. Finally, as discussed above under "Exchange as a Reorganization," even if the fair market value of the Common Stock allocated to a Note is less than the principal amount of the Note, no loss will be recognized by a U.S. Holder if the Exchange qualifies as a nontaxable reorganization under Section 368(a)(1)(E) of the Code.

MARKET DISCOUNT

     Any gain recognized by a U.S. Holder in connection with the Exchange generally will be treated as ordinary income to the extent of such holder's accrued market discount. Any remaining accrued market discount on the Notes (to the extent not previously included by a U.S. Holder as ordinary income) generally will be taxed as ordinary income upon the U.S. Holder's sale or other disposition of the Common Stock received in exchange for such Notes. In general, market discount is the excess, as of the date of a U.S. Holder's acquisition of a Note, of the Note's stated redemption price at maturity over the U.S. Holder's tax basis in the Note, subject to a de minimis rule. Market discount, if any, accrues ratably from the date the holder purchases a note until its final maturity.

POSSIBLE TREATMENT OF EXCHANGE AS A DEEMED DISTRIBUTION

     Section 305(a) of the Code provides the general rule that gross income does not include the amount of any distribution of the "stock" of a corporation made by such corporation to its "shareholders" with respect to its stock. For purposes of Section 305, the term "stock" includes rights to acquire stock and the term "shareholder" generally includes a holder of rights or of convertible securities. Section 305(b) of the Code provides several exceptions to this general nonrecognition rule pursuant to which taxable distributions will result.
Section 305(c) of the Code provides that a change in redemption price, a difference between redemption price and issue price, a redemption which is treated as a distribution to which section 301 applies, or any transaction (including a RECAPITALIZATION) having a similar effect on the interest of any shareholder may be treated as a distribution with respect to any shareholder whose proportionate interest in the earnings and profits or assets of the corporation is increased by such change, difference, redemption, or similar transaction. Thus, under certain circumstances, it is possible for a recapitalization to be treated as resulting in a taxable distribution under
Section 305(c) for federal income tax purposes.

     In general, a recapitalization should not be treated as a taxable distribution under Section 305 of the Code if the recapitalization (i) has a bona fide business purpose, (ii) is an isolated transaction and (iii) is not part of a plan to increase periodically the proportionate interest of any shareholder in the assets or earnings and profits of a corporation. Based on the foregoing, the Company believes that the Exchange should not be treated as a taxable distribution under Section 305 of the Code.

FAILURE TO QUALIFY AS A REORGANIZATION

     If the Notes do not constitute Tax Securities, then the Exchange will be a taxable transaction. In such a case, a U.S. Holder generally will recognize gain or loss equal to the difference between the fair market value of the Common Stock received and the U.S. Holder's adjusted tax basis in the Notes surrendered. Furthermore, in such event, the deemed exchange of the $3.00 Warrants for the $1.20 Warrants or the issuance of the $1.20 Warrants (as the case may be) generally will also be taxable to a U.S. Holder. The remainder of this tax discussion assumes that the Exchange will be treated as a nontaxable reorganization for U.S. federal income tax purposes.

NET OPERATING LOSSES

     The Company currently has significant net operating losses ("NOLs") for federal income tax purposes. The Company 's ability to use its NOLs and certain other tax attributes to reduce future U.S. federal income tax, if any, will be limited if the Company is treated as having undergone an "ownership change" (i.e., a more than fifty percentage point change in the ownership of the Company 's stock) in connection with the Exchange or certain previous transactions involving transfers of the Company's stock. Under Section 382 of the Code, a corporation that undergoes an ownership change is subject to limitations on the amount of its NOLs that may be used to offset the corporation's federal income tax following the ownership change.

     Under Section 382 of the Internal Revenue Code, following an "ownership change," the amount of a loss corporation's income that can be offset by pre-ownership change NOLs cannot exceed an annual amount equal to the sum of (i) the value of the loss corporation's equity immediately before the ownership change (excluding proscribed contributions to capital) multiplied by a prescribed rate of return, and (ii) recognized built-in gains, if any (as hereinafter described). Moreover, no NOLs will survive if the loss corporation does not continue its historic business or use a significant portion of its assets in such a business during the two-year period beginning on the date of the ownership change. If the loss corporation has more than one line of business, continuity of business enterprise requires only that it continue a significant line of business. The Company has not determined (i) whether the Exchange will trigger an ownership change under Section 382 of the Code or (ii) in the event of an ownership change, the limitations (if any) that would be imposed on the use of its NOLs.

CANCELLATION OF INDEBTEDNESS INCOME

     If the fair market value of the Common Stock issued by the Company in the Exchange (excluding amounts paid with respect to accrued interest) is less than the principal amount of Notes exchanged therefor, the Company will recognize cancellation of indebtedness income. Based upon the terms of the Exchange set forth herein, it is possible that the fair market value of the Common Stock issued in exchange for a Note would be less than the principal amount of the Note even if all of the Common Stock issued to a U.S. Holder were allocated to such holder's Note. In addition, as discussed above under "Accrued and Unpaid Interest on the Notes," Treasury Regulations provide that Common Stock issued to a U.S. Holder in the Exchange will be allocated first to accrued and unpaid interest on the Notes and then to principal. As a result, it is likely that the fair market value of the Common Stock allocated to the Notes will be less than the principal amount of the surrendered Notes, with the result that the Company will recognize cancellation of indebtedness income in an amount equal to the difference between the principal amount of the Notes surrendered and the fair market value of the Common Stock allocated thereto (unless an exception to such cancellation of indebtedness income applies).

OWNERSHIP OF COMMON STOCK

     If a U.S. Holder exchanges Notes for Common Stock, there will be additional tax consequences from holding such shares beyond the tax consequences of the Exchange itself. Generally, any distributions made with respect to shares of the Common Stock will be treated as ordinary income to the extent of the Company's current or accumulated earnings and profits. Amounts in excess of such earnings and profits generally are treated as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Stock, with any amounts received in excess of such tax basis treated as proceeds from the sale of stock.

     In general, a U.S. Holder will recognize gain or loss on a sale or other disposition of the Common Stock (other than certain redemptions taxed as distributions under Section 302 of the Code) to the extent of the difference between the U.S. Holder's amount realized on the disposition and the U.S. Holder's tax basis in such stock. Such gain or loss generally should, subject to the market discount rules discussed above, be treated as capital gain or loss, assuming that the U.S. Holder holds the Common Stock as a capital asset.

HOLDERS WHO DO NOT PARTICIPATE IN THE EXCHANGE OFFER

     U.S. Holders of Notes who elect not to participate in the Exchange Offer and do not exchange their Notes for Common Stock should not recognize gain or loss as a consequence of the Exchange Offer.

U.S. BACKUP WITHHOLDING AND INFORMATION REPORTING REQUIREMENTS

     Information reporting generally will apply to payments of dividends on the Common Stock and proceeds from the sale or redemption of Common Stock or warrants made to a U.S. Holder, other than an exempt recipient, including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons. If information reporting applies to any such payment, a payor will be required to withhold backup withholding tax from the payment if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. U.S. Holders should consult with their tax advisors as to their ability to qualify for an exemption from backup withholding and the procedure for obtaining such an exemption. In general, any amount withheld from a payment under the backup withholding rules is allowable as a refundable credit against a holder's U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

THE ABOVE DESCRIPTION IS INTENDED FOR GENERAL INFORMATION PURPOSES AND IS NOT INTENDED TO CONSTITUTE TAX ADVICE OR A COMPLETE ANALYSIS OF ALL OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO A HOLDER RELATING TO THE EXCHANGE OF THE NOTES AND $3.00 WARRANTS AND THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE COMMON STOCK AND $1.20 WARRANTS. A HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR CONCERNING THE TAX CONSEQUENCES, INCLUDING THE APPLICABILITY OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, TO SUCH HOLDER OF THE EXCHANGE AND OF OWNING THE COMMON STOCK AND $1.20 WARRANTS.


                     CERTAIN SECURITIES LAWS CONSIDERATIONS

     All of the Notes were issued by the Company in March of 2002 pursuant to a Private Placement offering that was not registered pursuant to the Securities Act or any state securities laws. Separately, on May 24, 2004, a registration statement covering resales of Common Stock issueable upon conversion of the Notes and exercise of the $3.00 Warrants became effective. Only the shares issueable upon conversion of the Notes or exercise of th $3.00 Warrants pursuant to the original terms are therefore currently registered. However, that registration statement will not be available if the Exchange Offer is consummated until and unless it is amended to reflect the changes resulting from this Exchange Offer, if at all. We are under no obligation to amend that registration statement. Therefore, all of the shares of Common Stock that we may issue must be sold in reliance upon an exemption from registration. Under Securities Act Rule 144, recipients of Common Stock in the Exchange Offer can tack the holding period of the Notes previously held by them, meaning that such shares will be eligible for sale under Rule 144. However, shares of Common Stock issued on exercise of the $1.20 Warrants will not be eligible for sale under Rule 144 until one year after the date of exercise of the $1.20 Warrants.

                       INTERESTS OF DIRECTORS AND OFFICERS

     The Company is aware that two of its outside directors and one of its officers invested in the Private Placement and therefore are Note holders who will be eligible for participation, and are likely to participate in the Exchange Offer. Mr. Daniel T. Robinson, Jr., a director since 2000, purchased Notes with a principal amount of $25,000 in the name of his family trust, Peldawn, LLC, and if fully exchanged will receive 62,500 shares of the Common Stock. Mr. James H. Collins, a director since 2000, purchased Notes with a principal amount of $25,000 in the name of his daughter, and if fully exchanged will receive 62,500 shares of Common Stock. Dr. James M. Powers, Jr., a director since 1998 and the Company's Chairman, President and Chief Executive Officer, purchased Notes with a principal amount of $25,000 and if fully exchanged will receive 62,500 shares of Common Stock. Ms. Laura Powers, the wife of James M. Powers, Jr., purchased Notes with a principal amount of $25,000 for her individual retirement account and if fully exchanged will receive 62,500 shares of Common Stock. Neither the Company, nor any subsidiary of the Company nor, to the best of the Company's knowledge, any of the Company's directors or executive officers, nor any affiliates of any of the foregoing, had any transactions in the Notes during the 120 business days prior to the Effective Date.

                   CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

     The Company is not aware of any license or regulatory permit that appears to be material to the Company's business that might be adversely affected by the Company's acquisition of Notes as contemplated herein or of any approval or other action by any government or governmental, administrative, or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Notes by the Company as contemplated herein. Should any such approval or other action be required, the Company presently contemplates that such approval or other action will be sought. The Company is unable to predict whether it may determine that it is required to delay the acceptance for exchange of or exchange of Note tendered pursuant to the Exchange Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions, or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligations under the Exchange Offer to accept for exchange and exchange Notes are subject to certain conditions. See "The Exchange Offer -- Conditions".

                                FEES AND EXPENSES

     The Company is acting as its own exchange agent without compensation to any person or entity. The Company has not retained any dealer, manager or other agent to solicit tenders with respect to the Exchange Offer. The Company will not pay fees or commissions to any broker, dealer, or other person for soliciting tenders of Notes pursuant to the Exchange Offer. No broker, dealer, commercial bank, or trust company has been authorized to act as the agent of the Company for purposes of the Exchange Offer.

                              INDEPENDENT AUDITORS

     The summary financial information presented herein has not been prepared or audited by the Company's independent auditors.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     We are incorporating by reference into this Exchange Offer the following documents:

     o The Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2004.
     o The Company's Quarterly Report on Form 10-Q for the Three Month and Nine Month Periods ended December 31, 2004.
     o The Company's Proxy Statement for 2004 Annual Meeting of Stockholders filed with the SEC on July 20, 2004.

     The information incorporated herein by reference is considered to be part of this Exchange Offer and later information that we file with the Securities and Exchange Commission will automatically update and supersede this information. You may obtain a copy of these filings online at no cost by visiting www.ilinc.com or by writing us at: iLinc Communications, Inc., 2999 N. 44th Street, Suite 650, Phoenix, Arizona 85018, Attention: General Counsel.

                       WHERE YOU CAN FIND MORE INFORMATION

     The Company has filed with the SEC registration statements and other public filings with respect to its Common Stock and its operations, but not with respect to the issuance or resale of the Notes, the Warrants or the underlying Common Stock issuable upon conversion of the Notes or exercise of the Warrants. This Exchange Offer does not contain all the information contained in those public filings. For further information with respect to the Company, reference is made to the Company's public filings including the exhibits and schedules thereto.

     All of the Exhibits and other public filings may be inspected without charge at the Public Reference Section of the SEC and at their regional offices. Copies can also be obtained from the SEC at prescribed rates. The SEC maintains a Web site (www.sec.gov) that contains reports, proxy and information statements and other information regarding the Company and other registrants that file electronically with the SEC. In addition, the Company will provide copies (including exhibits) free of charge upon the written request.

                                  MISCELLANEOUS

     The Company is not aware of any jurisdiction where the making of the Exchange Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Exchange Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Exchange Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Notes residing in such jurisdiction. In any jurisdiction the securities or blue sky laws of which require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer shall be deemed to be made on the Company's behalf by one or more registered brokers or dealers license under the laws of such jurisdiction.

     Pursuant to Rule 13e-4 of the General Rules and Regulations under the Exchange Act, the Company has filed with the Securities and Exchange Commission an Issuer Tender Offer Statement on Schedule TO which contains additional information with respect to the Exchange Offer. Such Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth under the caption "Where You Can Find More Information."

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE COMPANY IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO EXCHANGE OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

EXHIBIT (a)(1)(ii)


                                   Exhibit "A"

                              LETTER OF TRANSMITTAL

                           iLINC COMMUNICATIONS, INC.

                                 EXCHANGE OFFER

                SHARES OF COMMON STOCK, PAR VALUE $.001 PER SHARE

                       AND MODIFICATION OF $3.00 WARRANTS

                                    FOR UP TO

                     $5,625,000 ORIGINAL PRINCIPAL AMOUNT OF

                  12% CONVERTIBLE REDEEMABLE SUBORDINATED NOTES

      --------------------------------------------------------------------

         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M. (EST),

                  MARCH 29, 2005, UNLESS THE OFFER IS EXTENDED.

      --------------------------------------------------------------------

                            ADDRESS FOR TRANSMITTAL:

                           iLinc Communications, Inc.
                         2999 N. 44th Street, Suite 650
                                Phoenix, AZ 85018



DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

THE INSTRUCTIONS CONTAINED HEREIN SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.


THE METHOD OF DELIVERY OF THIS LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND SOLE RISK OF THE TENDERING HOLDER AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE COMPANY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, OR OVERNIGHT DELIVERY SERVICE IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.



TRANSMITTAL LETTER AND SUBSCRIPTION AGREEMENT                        PAGE 1 OF 8

     By execution hereof, the undersigned acknowledges receipt of the Exchange Offer, dated March 1, 2005 (the "Exchange Offer"), of iLinc Communications, Inc., a Delaware corporation (the "Company"), and this Letter of Transmittal and the instructions hereto (the "Letter of Transmittal"), which together constitute the Company's offer (the "Offer") to exchange 2,500 shares of the Company's common stock, par value $.001 per share (the "Common Stock"), for each $1,000 original principal amount of 12% Convertible Redeemable Subordinated Notes, issued by the Company (the "Notes"), validly tendered. Subject to the terms and conditions of the Offer, the Company will issue shares of Common Stock in exchange for up to $5,625,000 aggregate principal amount of the Notes. The Company reserves the right to extend or terminate the Offer, in its sole and absolute discretion, for any or no reason, and to otherwise amend the Offer in any respect. The term "Expiration Date" shall mean 5:00 p.m. (Eastern Standard
Time), on March 29, 2005, unless the Offer is extended as provided in the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Offer is extended. Capitalized terms used but not defined herein shall have the same meaning given them in the Exchange Offer.

     The term "Holder" with respect to the Offer means any person in whose name Notes are registered on the books of the Company. The undersigned has completed, executed and delivered this Letter of Transmittal to indicate the action the undersigned desires to take with respect to the Offer. Holders who wish to tender their Notes must complete this Letter of Transmittal in its entirety.

                    NOTE: SIGNATURES MUST BE PROVIDED BELOW.

               PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY
                          DESCRIPTION OF NOTES TENDERED

--------------------------------------------------------------------------------
Print Name and Address     Principal Amount of       Principal Amount of Notes
     of Holder             Notes Currently Held     Tendered* (if amount is less
                                                           than the whole)

--------------------------------------------------------------------------------










--------------------------------------------------------------------------------
* Notes may be tendered in whole or in part in denominations of $25,000 and integral multiples thereof


TRANSMITTAL LETTER AND SUBSCRIPTION AGREEMENT                        PAGE 2 OF 8

                  TRANSMITTAL LETTER AND SUBSCRIPTION AGREEMENT


                       DATE: _____________________________


iLinc Communications, Inc.
2999 N. 44th Street, Suite 650
Phoenix, Arizona 85018


     Re: Transmittal of Convertible Note in Exchange for Common Stock and Amendment to the $3.00 Warrant

Gentlemen:

     The undersigned ("we" or "our") is the holder of a 12% Convertible Unsecured Subordinated Note due 2012 (the "Note") in the original principal sum of [$________________________], that was issued by iLinc Communications, Inc. (formerly called "EDT Learning, Inc.") (the "Company"). We are in receipt of the Company's Exchange Offer concerning the Company's Exchange Offer of 2,500 shares of the Company's Common Stock ("Common Stock") and to amend the exercise period and exercise price of the outstanding $3.00 Warrants (as defined below) for each $1,000 of original principal amount, using a conversion price of $0.40 per share. We acknowledge that under the existing terms of the Notes, each $1,000 of original principal amount of the Note currently is convertible into only 1,000 shares of Common Stock, using the conversion price of $1.00.

     THE UNDERSIGNED HEREBY REPRESENTS AND WARRANTS THAT THE UNDERSIGNED HAS FULL POWER AND AUTHORITY TO TENDER, TRANSFER AND EXCHANGE THE NOTES TENDERED HEREBY AND THAT, WHEN THE SAME ARE ACCEPTED FOR EXCHANGE, THE COMPANY WILL ACQUIRE GOOD, MARKETABLE AND UNENCUMBERED TITLE THERETO, FREE AND CLEAR OF ALL LIENS, RESTRICTIONS, CHARGES AND ENCUMBRANCES, AND THAT THE NOTES TENDERED HEREBY ARE NOT SUBJECT TO ANY ADVERSE CLAIMS OR PROXIES. THE UNDERSIGNED WILL, UPON REQUEST, EXECUTE AND DELIVER ANY ADDITIONAL DOCUMENTS DEEMED BY THE COMPANY TO BE NECESSARY OR DESIRABLE TO COMPLETE THE TRANSFER AND EXCHANGE OF THE NOTES TENDERED HEREBY. THE UNDERSIGNED HAS READ AND AGREES TO ALL OF THE TERMS OF THE EXCHANGE OFFER.

     The undersigned understands that tender of Notes pursuant to any one of the procedures described in "The Exchange Offer -- Procedures for Tendering Notes" in the Exchange Offer and in this Letter of Transmittal, and the Company's acceptance for exchange of such tendered Notes, will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer. The undersigned recognizes that, under certain circumstances set forth in the Exchange Offer, the Company may not be required to accept for exchange any of the Notes tendered hereby.

     We understand, subject to the terms and conditions of the Exchange Offer and the consummation of that Exchange Offer, that the Company will extinguish our Notes and issue to us shares of Common Stock at the exchange rate indicated above in full payment of all (or that portion indicated below), of the principal balance of our Note together with any and all accrued but unpaid interest due therefrom. We understand that we may withdraw our offer of exchange any time prior to the expiration of the Exchange Offer. We understand that the Exchange Offer will expire on Friday, March 29, 2005, at 5:00 p.m., Eastern Standard Time, unless extended or earlier terminated as provided in the Exchange Offer. We understand that the Company's right to accept the Notes and issue Common Stock is not subject to the receipt of any minimum amount of principal, or number of Notes or Note Holders in the Company's sole and absolute discretion.

     We acknowledge that we received a warrant (the "Warrant") in association with the issuance of our Note and as part of our investment in the Company in 2002, and that our Warrant will expire on March 29, 2005 (the $3.00 Warrant). In addition to the Common Stock exchanged for our Note, we understand that the Company will extend the term of our existing $3.00 Warrant until March 29, 2006, will reduce the exercise price of our $3.00 Warrant from $3.00 per share to $1.20 per share and the redemption price will be reduced to $2.40 per share.


TRANSMITTAL LETTER AND SUBSCRIPTION AGREEMENT                        PAGE 3 OF 8

     We understand that should we elect to exchange only a portion of our Note in increments of $25,000, then (i) our Note will be modified to reduce the principal balance of the Note by the amount exchanged, and the remaining balance shall remain outstanding on the same terms; and, (ii) our $3.00 Warrant will be modified to extend the expiration date of our $3.00 Warrant until March 29, 2006, and the exercise price will be reduced to $1.20 per share, but the number of shares that may be purchased will be reduced so that the remaining Warrant permits purchase of as many common shares as the amount exchanged of our Note bears to the original principal balance of our Note on a share for share basis using $1.00 per share. By way of example but not limitation, we understand that if an investor who had invested $100,000 in the Private Placement (receiving a $100,000 Note and $3.00 Warrant for 100,000 shares), elects to exchange only $75,000 of that original principal balance then (i) their note will be reduced leaving a principal balance of $25,000, and (ii) their $3.00 Warrant will be modified to extend the term, but also modified so that is represents the right to purchase only 75,000 shares at the reduced price of $1.20 per share.

     Therefore, please accept this transmittal letter as evidence of our tender of our Note in accordance with the terms and conditions of the Exchange Offer. We have indicated below the face value of the note that we wish to tender to the Company for exchange into Common Stock (Check One).

          ___  The undersigned wishes to tender the Note in its entirety.

          OR

          ___ The undersigned wishes to tender $_______________________ ($25,000 increments) of the face value of the Note.

     We understand that the closing of the Exchange Offer will take place following Expiration of the Exchange Offer and upon acceptance by the Company of the Notes tendered, if any, which shall take place at the Company's corporate offices in Phoenix, Arizona the day after the Expiration Date.

     We acknowledge that a prospectus is presently available providing for the resale of the underlying shares of Common Stock, but would be available only if the Notes had been converted on its original terms. However, because additional shares are being issued upon conversion, that prospectus will not be available to cover the resale of the Common Stock issued as a result of the Exchange Offer. Therefore, the undersigned acknowledges that the Common Stock that may be receive upon exchange of the Note will not be registered under the Securities Act of 1933 (the "1933 Act") or qualified under applicable state securities laws. We acknowledge that resale of the Common Stock may be immediately available under Rule 144(k) because the required holding period proscribed by Rule 144 permits inclusion of the period of time that the Note was held, which is more than 2 years.

     We acknowledge that the issuance of Common Stock is being made pursuant to an exemption from registration as may be provided by Section 4(2) of the 1933 Act and/or Regulation D promulgated thereunder, together with all applicable state securities law qualification exemptions. The undersigned represents that the Common Stock is being obtained for our own account, for investment purposes only and not with a view to resale or other distribution, except by selling, transferring or disposing of the Common Stock upon full compliance with all applicable provisions of the 1933 Act, the Securities Exchange Act of 1934 (the "Exchange Act"), the Rules and Regulations promulgated by the United States Securities and Exchange Commission (the "Commission") thereunder, and any applicable state securities laws. The undersigned further understands and agrees that (i) these securities may be sold only if they are subsequently registered under the 1933 Act and qualified under any applicable state securities laws or, in the opinion of the Company's counsel, an exemption from such registration and qualification is available; (ii) any routine sales of these securities made in reliance upon Rule 144 promulgated by the Commission under the 1933 Act can be effected only in the amounts set forth in and pursuant to the other terms and conditions, including applicable holding periods, of Rule 144; and (iii) the Company is under no obligation to assist the undersigned in complying with any exemption from registration under the 1933 Act, except as otherwise described in the Exchange Offer.


TRANSMITTAL LETTER AND SUBSCRIPTION AGREEMENT                        PAGE 4 OF 8

     The undersigned represents and warrants that he has received the Company's Exchange Offer, together with all the exhibits attached thereto. In addition, the we are aware that the Company files annual reports on Form 10-K, quarterly reports on Form 10-Q, special reports on Form 8-K, proxy statements, and other information with the Commission that we can access without charge by visiting the Commission's website, which is found at www.sec.gov or at the Company's web site found at www.ilinc.com. We acknowledges that we have been granted a reasonable period of time during which we have had the opportunity to obtain such additional information as we deemed necessary to permit us to make an informed decision with respect to the exchange of the Note and the receipt of the Common Stock. We represent and warrant that we: (i) have reviewed such information as we deem necessary to make an informed investment decision; (ii) have had the opportunity to ask questions of and receive answers from management of the Company; and (iii) are fully aware of the current business prospects, financial condition, and operating history as set forth in the Company's public filings and the Exchange Offer. Except as may be provided in the Exchange Offer, we warrant that no representation, statement or inducement was made to us to exchange our Note for the Common Stock, and our investment decision is not relying upon any representations.

     In connection with the subscription being made hereby, we warrant and represent that:

     a. If the undersigned is not an individual, it has not been organized for the purpose of participating in the Exchange Offer;

     b. We have not received any general solicitation or advertising regarding the Exchange Offer or been furnished with any oral representation or oral information in connection with the Exchange Offer which is not set forth in any of the Information Documents;

     c. We possesses the ability to bear the economic risk associated with the Exchange Offer;

     d. We have had substantial experience in previous private and public purchases of speculative securities and we are not relying on the Company, or its attorneys with respect to economic or other considerations involved in this investment;

     We are providing the following financial information to the Company to permit a determination of our status as an "accredited investor" as that term is defined in Rule 501(a) of Regulation D promulgated under the 1933 Act. We have INITIALED the paragraphs below that describe the suitability requirement under which we intend to qualify. Upon request of the Company, we will provide information to document the representations provided below. (ONLY ONE PARAGRAPH NEED BE INITIALED).

     _____ 1. The undersigned is NOT an Accredited Investor or Qualified
              Non-Accredited Investor.

                                       OR

     _____ 2. Individual Net Worth Suitability. The undersigned represents and warrants that his or her individual net worth or joint net worth with his or her spouse, at the time of the prospective purchase, exceeds $1,000,000. THIS SUITABILITY REQUIREMENT MAY BE SELECTED ONLY BY A NATURAL INDIVIDUAL(S), AND NOT BY A CORPORATION, PARTNERSHIP, TRUST, ESTATE, UNINCORPORATED ASSOCIATION OR OTHER ENTITY.

                                       OR

     _____ 3. Individual Net Income Suitability. The undersigned represents and warrants that his or her individual net income was in excess of $200,000 in each of the calendar years 2003 and 2004, or his or her joint income with his or her spouse was in excess of $300,000 in each of those years and he or she reasonably expects his or her net income to reach such level in the year calendar 2005. THIS SUITABILITY REQUIREMENT MAY BE SELECTED ONLY BY A NATURAL INDIVIDUAL(S), AND NOT BY A CORPORATION, PARTNERSHIP, TRUST, ESTATE, UNINCORPORATED ASSOCIATION OR OTHER ENTITY.

                                       OR


TRANSMITTAL LETTER AND SUBSCRIPTION AGREEMENT                        PAGE 5 OF 8

     _____ 4. Certain Qualified Organizations.


                     The Investor represents and warrants that it is (check one):

                     ____ A corporation, partnership, Massachusetts or similar business trust, or organization described in Section 501(c)(3) of the Internal Revenue Code (tax exempt organization), not formed for the specific purpose of acquiring the securities offered, having total assets in excess of $5,000,000.

                     ____ Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in
                            Section 230.506(b)(2)(ii) of the 1933 Act.

                     ____ A bank, savings and loan association or other similar institution as defined in Sections 3(a)(2) and 3(a)(5)(A) of the 1933 Act, respectively, whether acting in its individual or fiduciary capacity.

                     ____ An insurance company as defined in Section 2(13) of the 1933 Act.

                     ____ An investment company registered under the Investment Company Act of 1940.

                     ____ A business development company as defined Section 2(a)(48) of the Investment Company Act of 1940 or private business development company as defined in
                            Section 202(a)(22) of the Investment Advisers Act of 1940.

                     ____ A Small Business Investment Company licensed by the U.S. Small Business Administration under Sections 301(c) or (d) of the Small Business Investment Act of 1958.

                     ____ A broker or dealer registered pursuant to Section 15 of the Exchange Act, as amended.

                     ____ Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000.

                     ____ Any employee benefit plan within the meaning of the Employment Retirement Income Security Act of 1974, as amended ("ERISA"), if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company, or registered investment advisor, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors.

                     NOTE: If you claim suitability under this paragraph 4, the Company may require that you provide appropriate information supporting your claim to status as a Qualified Organization.

                                       OR

     _____ 5. Entity Suitability.

                     The undersigned represents and warrants that it is a corporation, a partnership, an unincorporated association or other similar entity, and that each owner of an equity interest in the entity satisfies the suitability requirements of either paragraphs (2), (3) or (4) above.


TRANSMITTAL LETTER AND SUBSCRIPTION AGREEMENT                        PAGE 6 OF 8

                     NOTE: If you claim suitability under this paragraph (5), you must submit a list of each of the owners with an equity interest in the entity, setting forth the address, telephone number and social security or tax identification number and list for EACH such owner the information required under paragraphs (2), (3) or (4) above. These separate pages must be validly signed by or on behalf of each such owner or beneficiary.

                                       OR

     _____ 6. Officer, Director, Manager, Member Suitability.

                     The undersigned represents and warrants that it, he or she is an officer, director, manager, member or general partner of the Company, or an officer, director, manager, member or general partner of a general partner of the Company.

     We represent and warrant that the information set forth herein as well as all other information which we are furnishing to the Company with respect to our financial condition and business and investment experience is accurate and complete as of the date hereof and we covenant that, in the event a material change should occur in such information, we will immediately provide the Company with such revised or corrected information.

     The undersigned acknowledges and agrees that they have full power and authority to enter into this agreement. None of the provisions hereof shall be modified, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change discharge or termination is sought. This agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the internal laws of the State of Delaware. This agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute the same instrument. Except as otherwise provided herein, this agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, legal representatives and assigns. If the undersigned is more than one person, the obligations of each undersigned shall be joint and several and the agreements, representations, warranties and acknowledgments herein contained shall be deemed to be made and binding upon such undersigned and his heirs, executors, administrators, successors, legal representatives and assigns.




TRANSMITTAL LETTER AND SUBSCRIPTION AGREEMENT                        PAGE 7 OF 8

Name of Entity (if applicable):_________________________________________________

Signature:_____________________________________

Signature:_____________________________________

Name:__________________________________________

Name:__________________________________________

Title (if applicable):__________________________________________________________

Street Address:_________________________________________________________________

City: __________________________   State: ________________   Zip: ______________

Telephone: (_________)__________________________________________________________

Social Security or Federal Tax ID Number: ______________________________________

Date of Organization (if applicable): __________________________________________

                      ***DO NOT WRITE BELOW DOTTED LINE***
.................................................................................
ACCEPTED ON BEHALF OF THE COMPANY:


BY:_________________________________
Name:  James M. Powers, Jr.
Title: President

Date: __________________________


TRANSMITTAL LETTER AND SUBSCRIPTION AGREEMENT                        PAGE 8 OF 8

EXHIBIT (a)(1)(iii)

iLinc Communications




CONTACT:  JAMES M. POWERS, JR.
          PRESIDENT AND CHIEF EXECUTIVE OFFICER
          (602) 952-1200

                     ILINC iNNOUNCES EXCHANGE OFFER FOR 12%
                     SUBORDINATED CONVERTIBLE NOTES DUE 2012

PHOENIX, Arizona (March 2, 2005) iLinc Communications, Inc. (AMEX:ILC), developers of one of the most feature-rich and secure Web conferencing and integrated audio conferencing solutions, announced today an offer to exchange up to $5,625,000 principal amount of its 12% subordinated convertible notes due 2012 for common stock and modified warrants.

iLinc is offering to exchange the notes for common stock at a price of $0.40 per share, and extend the exercise period and reduce the exercise price of outstanding warrants to purchase iLinc common stock held by tendering note holders. The notes and accompanying warrants were issued in 2002 as part of a private placement. The warrants currently have an exercise price of $3.00 per share and expire March 29, 2005. Those note holders who participate in this exchange offer will receive, in addition to the common stock, an extension of the exercise period of their warrants to March 29, 2006 and the exercise price of the warrant will be reduced to $1.20 per share.

The issuance of the shares of iLinc common stock in connection with the exchange offer will not be registered under the Securities Act of 1933 and such shares may not be offered or sold in the United States absent registration or an exemption from registration.

The exchange offer will expire at 5:00 p.m. EST, on March 29, 2005, unless extended by iLinc, and iLinc will act as its own exchange agent. iLinc may accept any portion of the $5,625,000 aggregate principal amount of notes, and reserved the right to otherwise amend, extend, or terminate the exchange offer.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities of iLinc. The exchange offer will be made only through and upon the terms and conditions described in the Tender Offer Statement dated March 1, 2005, a part of Schedule TO on file with the Securities and Exchange Commission. The Tender Offer Statement, and related documents contain important information that should be read carefully before any decision is made with respect to the exchange offer. The Tender Offer Statement and the related letter of transmittal are being sent to all holders of the notes, and the Tender Offer Statement is available at no charge at the SEC's Web Site found at www.sec.gov or from iLinc by visiting www.ilinc.com.

ABOUT iLINC COMMUNICATIONS, INC.

iLinc Communications, Inc. is a leading developer of integrated Web and audio (phone) conferencing products and services for highly secure and cost-effective collaborative meetings, presentations, and training sessions. The Company enables customers to purchase and own iLinc Web conferencing software, which can be installed inside of a customer's network or hosted by iLinc. Our products and services include the iLinc suite of Web Conferencing software (MeetingLinc, LearnLinc, ConferenceLinc, and SupportLinc); Phone (Audio) Conferencing Services; On-Demand Conferencing; and EventPlus, a service for professionally managed online and audio conferencing events. iLinc's products and services are used by organizations worldwide in sales, HR and training, marketing, and customer support. More information about the Phoenix-based company may be found on the Web at www.iLinc.com.

THIS PRESS RELEASE CONTAINS INFORMATION THAT CONSTITUTES FORWARD-LOOKING STATEMENTS MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. ANY SUCH FORWARD-LOOKING STATEMENTS INVOLVE RISK AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM ANY FUTURE RESULTS DESCRIBED WITHIN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THE RATE OF ACCEPTANCE OF THE COMPANY'S PRODUCTS AND SERVICES BY CUSTOMERS, CHANGES IN THE WEB CONFERENCING AND AUDIO CONFERENCING MARKET IN GENERAL, THE ACCEPTANCE OF NEW PRODUCTS, THE COMPANY'S NEED FOR WORKING CAPITAL, THE RESULT OF PENDING LITIGATION, THE COMPETITION THE COMPANY FACES FROM LARGER AND MORE WELL-CAPITALIZED COMPETITORS, AND OTHER MATTERS MORE FULLY DISCLOSED IN THE COMPANY'S ANNUAL REPORT ON FORM 10-K, QUARTERLY REPORTS ON FORM 10-Q, AND OTHER REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THE FORWARD-LOOKING INFORMATION PROVIDED HEREIN REPRESENTS THE COMPANY'S ESTIMATES AND EXPECTATIONS AS OF THE DATE OF THE PRESS RELEASE, AND SUBSEQUENT EVENTS AND DEVELOPMENTS MAY CAUSE THE COMPANY'S ESTIMATES AND EXPECTATIONS TO CHANGE. THE COMPANY SPECIFICALLY DISCLAIMS ANY OBLIGATION TO UPDATE THE FORWARD-LOOKING INFORMATION IN THE FUTURE. THEREFORE, THIS FORWARD-LOOKING INFORMATION SHOULD NOT BE RELIED UPON AS REPRESENTING THE COMPANY'S ESTIMATES AND EXPECTATIONS OF ITS FUTURE FINANCIAL PERFORMANCE AS OF ANY DATE SUBSEQUENT TO THE DATE OF THIS PRESS RELEASE.

iLinc, iLinc Communications, MeetingLinc, LearnLinc, ConferenceLinc, SupportLinc, and its logo are trademarks or registered trademarks of iLinc Communications, Inc. All other company names and products may be trademarks of their respective companies.

                                     -END-